                                               Filed Pursuant to Rule 424(b),(c)

                  SUBJECT TO COMPLETION, DATED APRIL 27, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 29, 1997)                              May   , 1998
--------------------------------------------------------------------------------

                                  $200,000,000

                                [DEL WEBB LOGO]
              % Senior Subordinated Debentures due
--------------------------------------------------------------------------------

The   % Senior Subordinated Debentures due     (the "Debentures") of Del Webb
Corporation (the "Company") are unsecured senior subordinated obligations of the
Company. Interest on the Debentures is payable on          and          of each
year commencing          , 1998. The Debentures are not redeemable prior to
         . Thereafter, the Debentures are redeemable at any time at the option of the Company, in whole or in part, at the redemption prices set forth herein. The Company is required to offer to repurchase all outstanding Debentures at 101 percent of their principal amount plus accrued interest promptly after the occurrence of a Change of Control (as defined).

The Debentures are unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. The Debentures will be pari passu with the Company's $100 million of 9 3/4% Senior Subordinated Debentures due 2003, $100 million of 9% Senior Subordinated Debentures due 2006 and $150 million of 9 3/4% Senior Subordinated Debentures due 2008 (collectively, the "Outstanding Debentures") and the covenants applicable to the Debentures are substantially similar to those applicable to the Outstanding Debentures. The Indenture pursuant to which the Debentures will be issued (the "Indenture") will restrict the ability of the Company and certain of its subsidiaries to incur additional indebtedness. After giving effect to the offering of the Debentures and the anticipated repayment of debt with the net proceeds thereof, as of March 31, 1998 the Company would have had Senior Debt of $115.8 million outstanding under the Company's $400 million senior unsecured revolving credit facility (the "Credit Facility") and short-term lines of credit and $20.8 million of other Senior Debt and would have had the capacity to borrow $55.0 million of additional Senior Debt under the Credit Facility and short-term lines of credit. In addition, the Company conducts all of its operations through subsidiaries, and the Debentures will be effectively subordinated to all existing and future obligations of the Company's subsidiaries. At March 31, 1998 the Company's subsidiaries had $72.9 million of indebtedness. See "Description of the Debentures."

The Debentures will be issued in book-entry form and represented by one or more global debentures (a "Global Debenture") in fully registered form, without coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") in New York, New York, as depositary for the accounts of its participants. Beneficial interests in the Global Debentures will be represented, and transfers thereof will be effected, only through book-entry accounts maintained by DTC and its direct and indirect participants. Initial settlement for the Debentures will be made in immediately available funds and secondary market trading activity in beneficial interests therein will therefore settle in such funds. Except in limited circumstances, Certificated Debentures (as defined) will not be issued in exchange for beneficial interests in the Global Debentures. See "Description of Debentures -- Book-Entry, Delivery and Form." The Debentures have been approved for listing on the New York Stock Exchange.

SEE "RISK FACTORS" BEGINNING ON PAGE S-10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                        Price to             Discounts and         Proceeds to
                                                                        Public(1)            Commissions(2)        Company(3)
-------------------------------------------------------------------------------------------------------------------------------
Per Debenture                                                             %                        %                   %
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                     $                        $                   $
-------------------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses, estimated at $         , which will be paid by
    the Company.

The Debentures are being offered by the Underwriters, as set forth under "Underwriting" herein. It is expected that the delivery thereof will be made
through the book-entry facilities of DTC, on or about May   , 1998, against
payment therefor in immediately available funds. The Underwriters are:

SBC WARBURG DILLON READ INC.
                            GOLDMAN, SACHS & CO.
                                                     SALOMON SMITH BARNEY

                             [3 PICTURES INCLUDED]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AND THE OTHER PUBLICLY TRADED DEBT SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER THE COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary should be read in conjunction with and is qualified in its entirety by the information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. As used in this Prospectus Supplement, the "Company" means Del Webb Corporation and its subsidiaries unless the context requires otherwise.

     Certain statements contained in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference therein that are not historical results are forward looking statements. These forward looking statements involve risks and uncertainties including but not limited to those set forth under "Risk Factors." Actual results may differ materially from those projected or implied in the forward looking statements. Further, certain forward looking statements are based upon assumptions of future events, which may not prove to be accurate. Statements in this Prospectus Supplement as to acreage and number of future home sites are approximations.

                                  THE COMPANY

     Del Webb Corporation develops residential communities ranging from small-scale, non-amenitized communities within its conventional homebuilding operations to large-scale, master-planned communities with extensive amenities. The Company currently conducts its operations in Arizona, California, Florida, Illinois, Nevada, South Carolina and Texas.

     The Company's primary activities involve the development of large-scale, master-planned communities with extensive amenities for active adults age 55 and over. The Company is one of the nation's leading developers of such age-qualified active adult communities. It has extensive experience in the active adult community business, having built and sold nearly 60,000 homes at ten Sun City communities over the past 38 years. The Company designs, develops and markets these communities, controlling all phases of the master plan development process from land selection through the construction and sale of homes. Within its communities, the Company is generally the exclusive developer of homes.

                                  THE OFFERING

Securities Offered...........  $200 million aggregate principal amount of   %
                               Senior Subordinated Debentures due      .

Maturity Date................            ,      .

Interest Payment Dates.......         and        commencing        , 1998.

Interest Rate................     % per year.

Redemption...................  The Debentures will be redeemable, in whole or in
                               part, at any time on or after           , at the
                               option of the Company, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date.

Ranking......................  The Debentures will be general unsecured obligations of the Company and will be
                               subordinated in right of payment to all existing and future Senior Debt of the Company, including amounts outstanding from time to time under the Credit Facility and short-term lines of credit. The Debentures will also be effectively subordinated to all existing and future obligations of the Company's subsidiaries, through which the Company conducts all of its operations. The Debentures will be pari passu with the Outstanding Debentures. The Indenture will provide that the Company may not incur any Indebtedness (as defined) that is subordinated in right of payment to any Senior Debt of the Company and senior in right of payment to the Debentures. See "Description of the Debentures -- Subordination."

Offers to Purchase...........  In the event of a Change of Control, the Company will be required, subject to certain conditions and limitations, to offer to purchase all Debentures then outstanding at a purchase price equal to 101 percent of the aggregate principal amount of the Debentures, plus accrued and unpaid interest to the date of purchase. The Company also may be required, subject to certain conditions and limitations, to offer to purchase ten percent of the principal amount of the Debentures initially issued, at 100 percent of the aggregate principal amount thereof, plus accrued and unpaid interest, if its Consolidated Tangible Net Worth (as defined) decreases to less than $125 million. As of March 31, 1998 the Consolidated Tangible Net Worth of the Company was $317.8 million. For more complete information regarding these mandatory offers to purchase the Debentures, see "Description of the
                               Debentures -- Certain Covenants -- Change of
                               Control" and "-- Maintenance of Consolidated
                               Tangible Net Worth."

Certain Covenants............  The Indenture will contain certain covenants which, among other things, limit the incurrence of additional Indebtedness, the payment of dividends, the making of certain other distributions and the ability to enter into certain transactions with affiliates or merge, consolidate or transfer substantially all of the Company's assets. The covenants applicable to the Debentures are substantially similar to those applicable to the Outstanding Debentures. See "Description of the Debentures -- Certain Covenants."

Use of Proceeds..............  The Company anticipates using the net proceeds from the sale of the Debentures to repay a portion of the indebtedness outstanding under the Credit Facility. The Company currently intends to reborrow under the Credit Facility, subject to compliance with covenants that limit available borrowings thereunder, to fund development of new projects and land acquisitions and for other general corporate purposes. As a result of the restrictions in the Credit Facility, the Company expects that, after repayment of a portion of the Credit Facility with the estimated net proceeds of the Offering, approximately $252.2 million of the $400 million Credit Facility will not be available. However, the Company is negotiating an amendment to the Credit Facility to revise certain debt-related covenants and increase the amount of the Credit Facility to $450 million, all of which would be available, subject to compliance by the Company with the revised covenants. See "-- Recent Developments -- Recent Community Development Activities" and "Use of Proceeds."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (Dollars in thousands, except per share data)

                                                                                       SIX MONTHS
                                                                                          ENDED
                                          YEARS ENDED JUNE 30,                        DECEMBER 31,
                        --------------------------------------------------------   -------------------
                          1993       1994       1995        1996         1997        1996       1997
                        --------   --------   --------   ----------   ----------   --------   --------
STATEMENT OF EARNINGS
  DATA:

Total revenues........  $390,586   $510,061   $803,119   $1,050,733   $1,186,262   $557,977   $526,978
Earnings (loss) from
  continuing
  operations (1)......    16,863     17,021     28,491       (7,751)      39,686     16,791     17,391
Net earnings (loss)
  (1).................    24,511     17,021     28,491       (7,751)      38,401     16,791     17,391
Earnings (loss) per
  share from
  continuing
  operations..........      1.07       1.15       1.92         (.44)        2.26        .96        .98
Earnings (loss) per
  share from
  continuing
operations -- assuming
  dilution............      1.05       1.13       1.87         (.44)        2.22        .94        .96
Net earnings (loss)
  per share...........      1.56       1.15       1.92         (.44)        2.18        .96        .98
Net earnings (loss)
  per
  share -- assuming
  dilution............  $   1.53   $   1.13   $   1.87   $     (.44)  $     2.15   $    .94   $    .96
Ratio of earnings to
  fixed charges (2)...      1.63x      1.30x      1.59x          (2)        2.09x      1.93x      1.84x

                                                                          DECEMBER 31, 1997
                                                        JUNE 30,     ----------------------------
                                                          1997         ACTUAL      AS ADJUSTED(3)
                                                       ----------    ----------    --------------
BALANCE SHEET DATA:

Total assets.........................................  $1,086,662    $1,158,448      $1,171,448
Notes payable, senior and subordinated debt:
  Senior Debt and real estate and other notes (4)....     222,881       280,750          93,750
  Senior Subordinated Debentures, 9 3/4%, due 2003...      97,670        97,876          97,876
  Senior Subordinated Debentures, 9%, due 2006.......      97,628        97,765          97,765
  Senior Subordinated Debentures, 9 3/4%, due 2008...     144,889       145,128         145,128
  Senior Subordinated Debentures,    %, due      ....          --            --         200,000
                                                       ----------    ----------      ----------
          Total......................................  $  563,068    $  621,519        $634,519
Total shareholders' equity...........................  $  299,830    $  317,849        $317,849

---------------

(See footnotes commencing on page S-6.)

                                                                                   SIX MONTHS
                                                                                      ENDED
                                                   YEAR ENDED JUNE 30,            DECEMBER 31,
                                              ------------------------------   -------------------
                                                1995       1996       1997       1996       1997
                                              --------   --------   --------   --------   --------
OPERATING DATA:
Net new orders (5)..........................     4,534      5,850      5,597      2,441      2,504
Home closings...............................     4,316      5,531      6,206      2,895      2,644
Homes under contract at period end (backlog)
  (6).......................................     2,880      3,199      2,590      2,745      2,450
Dollar amount of backlog (in millions)
  (6).......................................  $    565   $    617   $    514   $    537   $    506
Average revenue per home closing............       177        183        184        182        188
Home construction, land and other costs as a
  percentage of revenues....................      76.6%      76.9%      77.0%      77.2%      76.3%
Interest as a percentage of revenues........       3.9        4.0        4.2        4.2        4.2
Selling, general and administrative expenses
  as a percentage of revenues...............      14.1       14.0       13.6       13.9       14.4
EBIT (7)....................................  $ 74,456   $ 94,413   $109,956   $ 48,721   $ 48,617
EBITDA (8)..................................   267,780    350,887    385,187    183,333    167,238
Total property and equipment and development
  expenditures..............................   331,573    382,113    334,281    181,010    152,101
Interest incurred (9).......................    46,641     52,022     51,917     24,987     26,003
EBITDA/interest incurred....................      5.74x      6.74x      7.42x      7.34x      6.43x

---------------
(1) In fiscal 1996, in connection with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, the Company incurred a non-cash loss from impairment of southern California real estate inventories in the amount of $65.0 million pre-tax ($42.3 million after tax) related to the valuation of its Sun City Palm Desert active adult community. Exclusive of the non-cash loss, the Company's net earnings for fiscal 1996 were $34.5 million, or $1.96 per diluted share.

    Net earnings for fiscal 1993 include a $12.8 million loss from discontinued operations (primarily additional loss provisions related to the Company's discontinued land development projects), a $0.5 million extraordinary gain from the extinguishment of debt on a discounted basis and a $20.0 million increase in net earnings as a result of a cumulative effect of an accounting change from the adoption of SFAS No. 109. Net earnings for fiscal 1997 include a $1.3 million extraordinary loss from the early extinguishment of debt.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means earnings from continuing operations before income taxes plus (a) fixed charges and interest amortization minus (b) capitalized interest. "Fixed charges" means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs), plus debt-related fees and amortization of deferred financing costs. Earnings in fiscal 1996 were inadequate to cover fixed charges by $21.6 million due to a $65.0 million non-cash loss from impairment of southern California real estate inventories incurred in connection with the Company's adoption of SFAS No. 121. See Note 12 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

(3) The information shown is adjusted for the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom. The net proceeds are anticipated to be used to repay a portion of the indebtedness outstanding under the Credit Facility. See "Use of Proceeds."

(4) At December 31, 1997, $72.6 million of this Senior Debt and real estate and other notes was subsidiary debt.

(5) Net new orders are reduced by cancellations. The Company recognizes revenues at close of escrow.

(6) A majority of the backlog at December 31, 1997 is currently anticipated to result in revenues in the 12 months ending December 31, 1998. However, a majority of the backlog is contingent, primarily upon the availability of financing for the customer and, in certain cases, sale of the customer's existing residence or other factors. Also, as a practical matter, the Company's ability to obtain damages for breach of contract by a potential home buyer is limited to retaining all or a portion of the deposit received. In the years ended June 30, 1995, 1996 and 1997 and the six months ended December 31, 1996 and 1997, cancellations of home sales orders as a percentage of new home sales orders written during the period were 18.3%, 17.2%, 17.1%, 19.8% and 14.7%, respectively.

(7) "EBIT" means earnings from continuing operations before (i) interest, (ii) income taxes and (iii) non-cash loss from impairment of southern California real estate inventories. For this purpose, "interest" means interest expense plus interest amortization less interest income.

(8) "EBITDA" means earnings from continuing operations before (i) interest, (ii) income taxes, (iii) the non-cash loss from impairment of southern California real estate inventories, (iv) allocation of non-cash common costs (excluding interest amortization) and (v) depreciation and other amortization. See Note
    (7) above for the definition of "interest" as used here.

(9) "Interest incurred" means total interest, whether capitalized or expensed, on debt plus debt-related fees and amortization of deferred financing costs.

                              RECENT DEVELOPMENTS

SELECTED FINANCIAL AND OPERATING INFORMATION

                                                 THREE MONTHS ENDED       NINE MONTHS ENDED
                                                     MARCH 31,                MARCH 31,
                                                --------------------    ----------------------
                                                  1997        1998         1997         1998
                                                --------    --------    ----------    --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues................................  $280,317    $254,714    $  838,294    $781,692
Net earnings..................................     8,291       7,520        25,082      24,911
Net earnings per share -- assuming dilution...       .46         .40          1.40        1.36
Total assets at March 31......................                           1,081,705    1,297,587
Total notes payable, senior and subordinated
  debt at March 31............................                             573,951     736,717
Total shareholders' equity at March 31........                          $  287,317    $327,634
Net new orders................................     1,638       1,934         4,079       4,438
Home closings.................................     1,467       1,270         4,362       3,914
Homes under contract at March 31 (backlog)....                               2,916       3,319
Dollar amount of backlog at March 31
  (in millions)...............................                          $      566    $    663
Home construction, land and other costs as a
  percentage of revenues......................      76.1%       76.4%         76.8%       76.3%
Interest as a percentage of revenues..........       4.4         3.7           4.3         4.0
Selling, general and administrative expenses
  as a percentage of revenues.................      14.1        15.3          14.0        14.7
EBIT..........................................  $ 26,991      21,017        75,712      69,634
Interest incurred.............................    13,086      17,133        38,073      43,136

     Total net new orders for the Company's third quarter ended March 31, 1998 increased 18.1 percent to 1,934 net new orders, compared with 1,638 net new orders for the comparable quarter in the prior year. Net new orders at operations that were selling homes throughout the third quarter of both fiscal 1998 and fiscal 1997 increased 16.1 percent in the 1998 quarter.

     The increase in total net new orders was largely due to the commencement of Florida community operations in January 1998 and net new order activity at three smaller-scale communities in Arizona and California in the current fiscal year. These increases were partially offset by declines attributable to the recently completed Terravita, Coventry Homes' southern California operations and Sun City Tucson.

     The increase in net new orders at operations that were selling homes throughout the third quarter of both fiscal 1998 and fiscal 1997 was largely due to increases at Sun City Roseville and Sun City Palm Desert, which management believes may indicate continued improvement in the California real estate economy. In addition, both of these California communities benefited from the introduction of new product offerings, which management believes had a positive impact on new orders. Management believes that the increase in net new orders at the Sun Cities Las Vegas is due to the continued strength of the Las Vegas market. At Sun City Hilton Head, management believes that the increase in net new orders may be partially due to the fact that important commercial and service-related businesses have announced development plans for the area adjacent to Sun City Hilton Head. Coventry Homes' net new orders increased as a result of increases in Phoenix and Las Vegas.

     Home closings for the Company's third quarter totaled 1,270, a 13.4 percent decrease from 1,467 closings for the comparable quarter in the prior year. This decrease in home closings and the resulting decrease in net earnings were primarily due to a lower beginning backlog and to decreased home closings at Terravita, Coventry Homes' southern California operations and Sun City Tucson, reflecting the completion of those operations.

NEW COMMUNITY DEVELOPMENTS

     The Company strives to continue master-planned community development and conventional homebuilding operations in geographic areas in which it has been successful. As described below, the Company has recently commenced development of several successor communities in key markets as well as several new communities. See "Use of Proceeds."

     Sun City Lincoln Hills. Sun City Lincoln Hills is located close to and is planned as the successor to Sun City Roseville. Sun City Lincoln Hills is located on 2,300 acres and is planned for 5,600 homes. The Company broke ground at this community in April 1998 and has scheduled the commencement of sales activities for the fourth quarter of fiscal 1999 and the first home closings for the first quarter of fiscal 2000.

     Anthem Las Vegas. The Company's Anthem Las Vegas project will include an active adult community, Sun City Anthem, planned as the successor to Sun City Summerlin. Sun City Anthem is planned for 9,000 homes to be located on 3,400 acres. The Company broke ground at this community in November 1997 and has scheduled commencement of sales activities for July 1998 and the first home closings for the third quarter of fiscal 1999.

     In addition to Sun City Anthem, Anthem Las Vegas is planned for a non-age-restricted golf community, Anthem Country Club. Planned for 1,500 homes on 950 acres, Anthem Country Club broke ground in November 1997 and has scheduled the commencement of sales activities for July 1998. Anthem Las Vegas will also have a conventional homebuilding component, Coventry Anthem, currently planned for 1,400 homes on 300 acres.

     Anthem Las Vegas is planned for a total of 4,700 acres. The 1,900 acres owned by the Company for Anthem Las Vegas were acquired through a land exchange with the Bureau of Land Management ("BLM"). The Company continues to work toward completion of an exchange with the BLM for the remaining acres, substantially all of which will be used for Sun City Anthem.

     Anthem Phoenix. Anthem Phoenix (formerly the Villages at Desert Hills), located on 5,600 acres of land near Phoenix, is planned to include a non-age-restricted country club community and a conventional homebuilding component and may also include an active adult community at a later date. Anthem Phoenix is currently planned for 14,500 homes. The Company began offsite development in November 1997 and has scheduled commencement of sales activities in fiscal 1999 and currently anticipates that home closings will begin in fiscal 2000.

     Sun City at Huntley. Sun City at Huntley, located in Huntley, Illinois (near Chicago) is planned for 5,000 homes on 1,800 acres. The Company broke ground at this community in April 1998 and has scheduled sales activities to begin in September 1998 and the first home closings for the fourth quarter of fiscal 1999.

     Recent Florida Acquisition. In January 1998 the Company entered the active adult community business in Florida by acquiring two communities -- the Spruce Creek communities -- located near Ocala, Florida. These communities are located on 839 acres and are planned for 2,922 homes, of which 367 have been sold and delivered as of March 31, 1998. At that date, the Spruce Creek Communities had a backlog of 256 homes.

INCREASE IN LEVERAGE

     Substantial cash expenditures are required at the early stages of community development. Because the Company has a number of new communities undergoing initial development, it anticipates a significant increase in its leverage during approximately the next two years, prior to receipt of significant revenues from home closings at the new communities. Except as identified above, the Company does not currently anticipate substantial expenditures for any new community during the next two years. In the ordinary course of business the Company may consider selective acquisitions of land for future communities.

     The above discussions contain forward looking statements. No assurance can be given that the Company will be able to meet the timing goals described above, that the Company will be able to obtain the additional land for Anthem Las Vegas or to do so on acceptable terms, as to the success of any of these communities or as to the Company's future land acquisitions or the timing of and expenditures for its new communities. See "Risk Factors."

                                  RISK FACTORS

     Prospective purchasers should carefully consider the factors set forth below as well as the other information included or incorporated by reference in this Prospectus Supplement or the Prospectus before deciding to purchase the Debentures.

FINANCING AND LEVERAGE

     As a result of the Offering and anticipated future borrowings under the Credit Facility, the Company expects to be more highly leveraged than it has been in recent years. The Company's degree of leverage from time to time will affect its interest incurred and capital resources, which could limit its ability to capitalize on business opportunities or withstand adverse changes. If the Company is at any time unable to service its debt, refinancing or obtaining additional financing may be required and may not be available or available on terms acceptable to the Company.

     Real estate development is dependent on the availability and cost of financing. In periods of significant growth, the Company will require significant additional capital resources, whether from issuances of equity or by incurring additional indebtedness. The availability and cost of debt financing is dependent on governmental policies and other factors outside the control of the Company.

     The Credit Facility restricts, and the indentures for the Outstanding Debentures contain provisions that may restrict, the indebtedness the Company may incur. As a result of the restrictions in the Credit Facility, the Company expects that, after repayment of a portion of the Credit Facility with the estimated net proceeds of the Offering, approximately $252.2 million of the $400 million Credit Facility will not be available. The Company is negotiating an amendment to the Credit Facility to revise certain debt-related covenants and increase the amount of the Credit Facility to $450 million, all of which would be available, subject to compliance by the Company with the revised covenants. If the amendment negotiations are not successfully concluded and the Company cannot obtain sufficient capital from other sources to fund its development and expansion expenditures, its projects may be delayed, resulting in cost increases and adverse effects on the Company's results of operations. No assurance can be given as to whether any such amendment will be available to the Company, as to the terms on which it might be available or as to the availability or cost of any future financing.

FUTURE COMMUNITIES AND NEW GEOGRAPHIC MARKETS

     The Company's communities will be built out over time. Therefore, the medium- and long-term future of the Company will be dependent on the Company's ability to develop and market future communities successfully. Acquiring land and committing the financial and managerial resources to develop a large-scale community on that land involve significant risks. Before these communities generate any revenues, they require material expenditures for, among other things, acquiring large tracts of land, obtaining development approvals and constructing project infrastructure (such as roads and utilities), large recreation centers, golf courses, model homes and sales facilities. It generally takes several years for such communities to achieve cumulative positive cash flow.

     The Company is in the early stages of developing an active adult community near Chicago, Illinois, the Company's first four-season active adult community, and commenced operations near Ocala, Florida in January 1998 through the acquisition of a local active adult community developer. The Company will incur additional risks, to the extent it develops communities in climates or geographic areas in which it does not have experience or develops a different size or style of community, including acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms, adapting the Company's construction methods to different geographies and climates and reaching acceptable sales levels at such communities. Among other things, the Company believes that a significant portion of the home sales at its active adult communities is attributable to referrals from, or sales to, residents of those communities. The extent of such referrals or sales at new communities, including communities developed in other areas of the country, may be less than the Company has enjoyed at the active adult communities where it currently sells homes, and there will be challenges attracting potential customers from areas and to a market in which the Company has not had significant experience.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS

     The Company's business is subject to extensive federal, state and local regulatory requirements, including with respect to development activities and land exchanges, the broad discretion that governmental agencies have in administering those requirements and "no growth" or "slow growth" political sentiments, which have been increasing in recent years, all of which can prevent, delay, make uneconomic or significantly increase the cost of its developments. If the land exchange for Anthem Las Vegas is not completed, that project would have to be reduced in scope and reconfigured, which could affect the timing and potential profitability of the project, and the Company may have to dispose of the property acquired for the exchange at less than its purchase price. In addition, environmental concerns and related governmental requirements have affected and will continue to affect all of the Company's community development operations.

     In connection with the development of the Company's communities and other real estate projects, particularly those located in California, numerous governmental approvals and permits are required throughout the development process, and no assurance can be given as to the receipt (or timing of receipt) of these approvals or permits. In addition, third parties can file lawsuits challenging approvals or permits received, which could cause substantial uncertainties and material delays for the project and, if successful, could result in approvals or permits being voided.

     The occurrence of any of the above factors could have a material adverse effect on the Company.

COMPETITION

     All of the Company's real estate operations are subject to substantial competition. The Company competes with numerous national, regional and local homebuilders and developers, some of which have greater financial resources than the Company.

     With the exception of the recently acquired Spruce Creek Communities near Ocala, Florida, the Company believes that it maintains a leading position within the active adult community market in each of the metropolitan areas in which it has an active adult community currently generating revenues. For the Company's active adult communities, there are varying degrees of direct and increasing competition from businesses engaged exclusively or primarily in the sale of homes to buyers age 55 and older and from non-age-qualified, master-planned communities in these areas. The Company competes with new home sales and resales at these other communities, as well as with resales of homes in its own communities. The Company believes there may be significant additional future competition in active adult community development, including competition from national homebuilders and conventional community developers.

     The Company believes the major competitive factors in active adult community home purchases include location, lifestyle, price, value, recreational facilities and other amenities and builder/developer reputation. The Company believes that the major competitive factors in the conventional homebuilding part of its business include location, home quality, price, value, design and mortgage financing terms.

GEOGRAPHIC CONCENTRATION

     The Company's primary business operations are particularly concentrated (in terms of both invested capital and profitability) in the Phoenix and Las Vegas metropolitan areas. Its entire operations are comprised of a limited number of communities in seven states. The Company's geographic concentration and limited number of projects may create increased vulnerability to regional economic downturns or other adverse project-specific matters.

     A significant number of purchasers at the Company's active adult communities in Arizona, Nevada and southern California are from southern California. Those communities have been and may in the future be affected by conditions in the southern California real estate market and the southern California economy generally.

CYCLICAL NATURE OF REAL ESTATE OPERATIONS AND OTHER CONDITIONS GENERALLY

     The Company's communities are subject to real estate market conditions (both where its communities and conventional homebuilding operations are located and in areas where its potential customers reside), the cyclical nature of real estate operations, general national economic conditions and changing demographic conditions.

     The Company's communities are long-term projects. Sales activity at the Company's communities varies from period to period, and the ultimate success of any community cannot necessarily be judged by results in any particular period or periods. A community may generate significantly higher sales levels at inception (whether because of local pent-up demand in the area or other reasons) than it does during later periods over the life of the community. Revenues and earnings of the Company will also be affected by period-to-period fluctuations in the mix of product and home closings among the Company's communities and conventional homebuilding operations and by sales of commercial land and facilities at the Company's communities.

     The Company's real estate operations also depend upon the availability and cost of mortgage financing. An increase in interest rates, which may result from governmental policies and other factors outside the control of the Company, may adversely affect the buying decisions of potential home buyers and their ability to sell their existing homes.

CONSTRUCTION LABOR AND MATERIALS COSTS

     The Company has from time to time experienced shortages of materials or qualified tradespeople or volatile increases in the cost of certain materials (particularly increases in the price of lumber and framing, which are significant components of home construction costs), resulting in longer than normal construction periods and increased costs not reflected in the prices of homes for which home sale contracts had been entered into up to one year in advance of scheduled closing. Generally, the Company's home sale contracts do not contain, or contain limited, provisions for price increases if the Company's costs of construction increase. The Company relies heavily on local contractors, who may be inadequately capitalized or understaffed. The inability or failure of one or more local contractors to perform may result in construction delays, increased costs and loss of some home sale contracts.

NATURAL RISKS

     Some of the Company's communities are subject to natural risks including earthquakes, floods, tornados, hurricanes and significant rainfall. Some of these conditions have had a significant impact on the Company's operations in the past. Such natural risks could have a material adverse impact on the development of and results of operations for the community affected and the Company in the future.

SUBORDINATION OF DEBENTURES

     The Debentures will be subordinate and junior in right of payment to all Senior Debt of the Company. At March 31, 1998, on a pro forma basis after giving effect to the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom, the Senior Debt of the Company, which does not include any subsidiary indebtedness, would have been $136.5 million (including $9.0 million of letters of credit). Since the Company conducts all of its operations through subsidiaries, the Debentures will be effectively subordinated to all existing and future obligations of the Company's subsidiaries, even though subsidiary obligations do not constitute Senior Debt. At March 31, 1998 the Company's subsidiaries had $72.9 million of indebtedness.

     Because of the subordination of the Debentures, in the event of any payment or distribution of the assets of the Company in any dissolution, insolvency, bankruptcy or other similar proceeding, holders of Senior Debt must be paid in full before the holders and beneficial owners of Debentures may be paid and amounts otherwise payable to the holders of Debentures will be paid to the holders of Senior Debt until the Senior Debt is paid in full. By reason of this subordination, in the event of the dissolution, insolvency or bankruptcy of the Company, holders and beneficial owners of the Debentures may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing. In addition, the Company is required to stop making payments of principal and interest on the Debentures if there is a continuing default with respect to any Senior Debt that would permit the holders of such Senior Debt to accelerate payment of that debt and the Trustee receives notice of the default from a holder of such Senior Debt entitled to give that notice.

MARKET FOR DEBENTURES

     Although the Debentures have been approved for listing on the New York Stock Exchange, the Debentures are a new issue of securities, have no established trading market and may not be widely distributed. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Debentures. No assurance can be given that the Debentures will not trade below their face amount.

YEAR 2000 ISSUE

     The year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. Computer programs that have time-sensitive software may not recognize dates beginning in the year 2000, which could result in miscalculations or system failures. The large majority of the computer software used by the Company is already year 2000 compliant. The Company is currently working to resolve any remaining potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems. Based on current information, the costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, the failure of the Company, its contractors, suppliers or financial institutions to resolve the year 2000 issue in a timely manner could result in a material financial risk. The Company is assessing the effect of a failure of its contractors, suppliers or financial institutions to adequately address the year 2000 issue.

                                USE OF PROCEEDS

     The net proceeds of the Offering, estimated at approximately $195.3 million, will be used to repay a portion of the indebtedness outstanding under the Credit Facility. At March 31, 1998, $288.0 million of borrowings, bearing a weighted average interest rate of 7.87 percent per year, were outstanding under the Credit Facility. See "Capitalization." These borrowings were incurred to fund development of existing and new projects and for other general corporate purposes or to refinance indebtedness incurred for those purposes.

     The Company currently intends to reborrow under the Credit Facility to fund development of new projects and land acquisitions and for other general corporate purposes. As a result of the restrictions in the Credit Facility, the Company expects that, after repayment of a portion of the Credit Facility with the estimated net proceeds of the Offering, approximately $252.2 million of the $400 million Credit Facility will not be available. However, the Company is negotiating an amendment to the Credit Facility to revise certain debt-related covenants and increase the amount of the Credit Facility to $450 million, all of which would be available, subject to compliance by the Company with the revised covenants. See "Risk Factors -- Financing and Leverage."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1998 and as adjusted to give effect to the sale of the Debentures and the use of the estimated net proceeds therefrom.

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(1)
                                                              ----------    --------------
                                                                     (IN THOUSANDS)
Debt (2):
  Senior Debt and real estate and other notes (3)...........  $  395,656      $  200,406
  Senior Subordinated Debentures, 9 3/4%, due 2003..........      97,978          97,978
  Senior Subordinated Debentures, 9%, due 2006..............      97,834          97,834
  Senior Subordinated Debentures, 9 3/4%, due 2008..........     145,249         145,249
  Senior Subordinated Debentures,   %, due          ........          --         200,000
                                                              ----------      ----------
     Total debt.............................................     736,717         741,467
                                                              ----------      ----------
Shareholders' equity:
  Common stock and additional paid-in capital...............     165,174         165,174
  Retained earnings.........................................     168,173         168,173
  Deferred compensation.....................................      (5,713)         (5,713)
                                                              ----------      ----------
     Total shareholders' equity.............................  $  327,634      $  327,634
                                                              ----------      ----------
     Total capitalization...................................  $1,064,351      $1,069,101
                                                              ==========      ==========

---------------
(1) The net proceeds will be used to repay a portion of the indebtedness outstanding under the Credit Facility. See "Use of Proceeds."

(2) See Note 6 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended June 30, 1997 and Note 3 to the Company's Consolidated Financial Statements included in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1997, which are incorporated by reference in the accompanying Prospectus, for information regarding outstanding indebtedness.

(3) Of this Senior Debt and real estate and other notes, $72.9 million is subsidiary debt.

                         DESCRIPTION OF THE DEBENTURES

     This description of the terms of the Debentures supplements and, to the extent inconsistent therewith, modifies the description of the general terms and provisions of the debt securities set forth in the accompanying Prospectus, to which reference is hereby made. The following description of certain terms of the Debentures does not purport to be complete and is qualified in its entirety by reference to the Indenture pursuant to which the Debentures will be issued, a copy of the proposed form of which will be filed as an exhibit to a Current Report on Form 8-K, and to those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Terms (whether or not capitalized) used but not defined herein have the meanings given to them in the Indenture.

     As used below in this "Description of the Debentures" section, the "Company" means Del Webb Corporation, but not any of its subsidiaries, unless the context requires otherwise.

GENERAL

     The Debentures will be general unsecured senior subordinated obligations of the Company and will be issued under an Indenture between the Company and State Street Bank and Trust Company, as Trustee, Co-Paying Agent and Co-Registrar (the "Trustee"), and State Street Bank and Trust Company, N.A., an affiliate of the Trustee, as Co-Paying Agent and Co-Registrar. The Debentures will be limited to
an aggregate principal amount of $200 million and will mature on           . The
Debentures will bear interest at the rate shown on the cover page of this
Prospectus Supplement, payable on           and           of each year,
commencing on           , 1998, to holders of record (the "Holders") at the
close of business on           or           , as the case may be, immediately
preceding the respective interest payment date.

     The Debentures will rank pari passu with the Outstanding Debentures and the covenants applicable to the Debentures are substantially similar to those applicable to the Outstanding Debentures.

     The Debentures will be subordinated and junior in right of payment, to the extent and in the manner set forth below, to all Senior Debt. The Company is a holding company, which currently conducts its operations through subsidiaries. This effectively subordinates the Debentures to all indebtedness (including trade payables) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debentures, to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. However, in that case the claims of the Company would still be effectively junior to any indebtedness of the subsidiaries to the extent the creditors are entitled to the benefit of security interests in the assets of the subsidiary as well as to any indebtedness of the subsidiary senior to that held by the Company. In addition, because the Company is a holding company, it is dependent on dividends or other distributions from its subsidiaries to make payments on its indebtedness, including the Debentures. Such dividends or other distributions to the Company may be subject to state law, which can restrict the ability of a corporation to pay dividends or make other distributions to its shareholders and which protect the rights of creditors of a corporation in the event of improperly made dividends or distributions, as well as to present or future contractual or regulatory restrictions that could materially restrict the subsidiaries' ability to make such payments to the Company. The Indenture will restrict, but not prohibit, the Company's ability to enter into contracts in the future that limit the ability of the Company's subsidiaries to make dividends, loans or advances to it. Payments to the Company from its subsidiaries also are contingent upon the earnings of such subsidiaries and are subject to various business considerations, such as the working capital needs of the subsidiaries. See "Risk Factors -- Subordination of the Debentures."

     Except under limited circumstances, the Debentures will be issued in full registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof. Beneficial owners of interests in the Global Debentures, including the Global Debentures held by DTC or its nominees, will not be Holders or entitled to the rights of Holders described below, which rights may be exercised only by Holders. See "-- Book-Entry, Delivery and Form" and "-- Certificated Debentures."

     Initially, State Street Bank and Trust Company, N.A., and the Trustee will act as the Co-Registrars and Co-Paying Agents under the Indenture. The Company or any of its subsidiaries may subsequently act as the Registrar or the Paying Agent, except in certain circumstances described in the Indenture, and the Company may change any Registrar or any Paying Agent without prior notice to the Holders. Principal, premium and interest on any Certificated Debentures will be payable, and Certificated Debentures may be presented for registration of transfer or exchange, at the offices of State Street Bank and Trust Company, N.A. in New York, New York or of the Trustee in Boston, Massachusetts. Payments on Certificated Debentures may be paid by checks mailed to the registered addresses of the holders of record. Holders must surrender their Certificated Debentures to the Paying Agent to collect principal payments. The Company may require appropriate endorsements, transfer documents and payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with certain transfers or exchanges of the Debentures.

OPTIONAL REDEMPTION OF THE DEBENTURES

     The Debentures may not be redeemed by the Company prior to           .
Thereafter, the Debentures may be redeemed at the option of the Company, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount) if redeemed during the 12-month period beginning on of the indicated year:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
     .......................................................          %
     .......................................................          %
     .......................................................          %
     and thereafter.........................................   100.000%

plus, in each case, accrued and unpaid interest thereon to the redemption date.

     If less than all of the Debentures are to be redeemed at any time, selection of the Debentures to be redeemed will be made by the Trustee (as to any Certificated Debentures) or, if applicable, the Depositary from among the outstanding Debentures on a pro rata basis, by lot or by another means that is in compliance with the requirements of the principal national securities exchange, if any, on which the Debentures are then listed. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Debentures are to be redeemed at the registered address of such Holder. The Company understands that the current practice of DTC is to determine by lot the amount of the interest of each of its direct participants to be redeemed. On and after the redemption date, interest shall cease to accrue on the Debentures or portions thereof called for redemption.

     The Debentures will not have the benefit of any sinking fund.

MANDATORY OFFERS TO PURCHASE THE DEBENTURES

     The Indenture will require the Company to make an offer to purchase all of the outstanding Debentures upon a Change of Control and a portion of the outstanding Debentures if the Company fails to maintain its Consolidated Tangible Net Worth above $125 million for certain periods. See "Certain Covenants -- Change of Control" and "-- Maintenance of Consolidated Tangible Net Worth." The Company's ability to purchase the Debentures in the event of a Change of Control or failure to maintain its Consolidated Tangible Net Worth may be adversely affected by, among other things, the presence of a change of control covenant and restriction on the acquisition by the Company of subordinated indebtedness (which includes the Debentures) in the Credit Facility, change of control covenants in the indentures for the Outstanding Debentures and covenants and restrictions in the Company's credit facilities in existence from time to time in the future. See Note 6 to the Company's Consolidated Financial Statements, included in the Company's Annual Report on Form 10-K for the year ended June 30, 1997, which is incorporated in the Prospectus by reference. There can be no assurance that sufficient funds will be available in the event of a Change of Control or failure to maintain Consolidated Tangible Net Worth to permit the Company to make any repurchases then required.

SUBORDINATION

     The Debentures will be subordinate and junior in right of payment, to the extent and in the manner to be set forth below, to all "Senior Debt" of the Company. The Indenture will define "Senior Debt" as all present or future "Debt" (defined below) created, incurred, assumed or, to the extent described below, guaranteed (to the extent of the guarantee) by the Company (and all renewals, extensions or refundings thereof), unless the instrument under which such Debt is created, incurred, assumed or guaranteed provides that such Debt is not senior or superior in right of payment to the Debentures; provided, however, that Senior Debt shall not include (a) any Debt of the Company to any of its subsidiaries, (b) any Debt of the Company or guarantees of Debt by the Company which by its terms or the terms of the instrument creating or evidencing it expressly provides that such Debt or guarantee is expressly subordinated in right of payment to any other Debt of the Company, (c) the Outstanding Debentures or (d) guarantees by the Company of Debt (i) outstanding at the date of the Indenture or (ii) which may be outstanding in the future, except that Senior Debt shall include any present and future guarantees that provide by their terms that they constitute Senior Debt and the Repayment Guaranty (Limited) dated as of June 30, 1992 from the Company to Bank One, Arizona, NA (formerly The Valley National Bank of Arizona) with respect to certain indebtedness of The Villages at Desert Hills, Inc. (which is the owner of Anthem Phoenix and was formerly known as Del Webb Lakeview Corporation). The Debentures will not be senior or superior in right of payment to the Outstanding Debentures and will rank pari passu in right of payment to the Outstanding Debentures. "Debt" will be defined in the Indenture to mean any indebtedness of a Person, contingent or otherwise, (x) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (y) evidenced by bonds, notes, debentures or similar instruments (except any of the foregoing that constitutes a trade payable) or
(z) evidenced by letters of credit.

     At March 31, 1998, the Senior Debt of the Company was $331.8 million. At that date, on a pro forma basis after giving effect to the offering of the Debentures and the anticipated repayment of debt with the estimated net proceeds thereof, the Company would have had Senior Debt of $115.8 million outstanding under the Credit Facility and the Company's short-term lines of credit and $20.8 million of other Senior Debt. Senior Debt does not include any indebtedness of the Company's subsidiaries.

     By reason of this subordination, in the event of a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, upon any distribution of assets, holders of Senior Debt will be entitled to be paid principal and interest in full before principal or interest payments may be made on the Debentures and the Holders of Debentures will be required to pay over their share of such distribution to the holders of Senior Debt until such Senior Debt is paid in full, except that Holders of Debentures may receive securities that are subordinated at least to the same extent as the Debentures are to Senior Debt. By reason of this subordination, in the event of dissolution, insolvency or bankruptcy of the Company, Holders of the Debentures may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing.

     The Company may not pay principal of, or interest on, the Debentures and may not acquire any Debentures for cash or property (other than securities that are subordinated to at least the same extent as the Debentures are subordinated to Senior Debt) if (i) a default in the payment of any principal or other obligations with respect to Designated Senior Debt occurs and is continuing beyond any applicable grace period or (ii) a default, other than a payment default, on Designated Senior Debt occurs and is continuing that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of the default from a person permitted to give such notice under the Indenture requesting that payment of principal or interest with respect to the Debentures be prohibited. Notwithstanding the foregoing, the Company may resume payments in respect of the Debentures upon the earlier of (a) the date upon which the default is cured or waived or (b) in the case of a default referred to in (ii) above, 179 days pass after notice is received (a "Payment Blockage Period"), provided that the terms of the Indenture otherwise permit the payment, distribution or acquisition of the Debentures at the time in question. Only one Payment Blockage Period may be commenced within any consecutive 365-day period with respect to the Debentures. "Designated Senior Debt" will be defined in the Indenture to mean (i) Senior Debt of the Company permitted to be incurred under the Indenture under any institutional credit agreement and (ii) any other

Senior Debt permitted to be incurred under the Indenture the principal amount of which is $25 million or more.

CERTAIN COVENANTS

     AFFIRMATIVE COVENANTS. In addition to the covenants described below, the Indenture will require the Company, subject to certain limitations described therein, to, among other things, do the following: (a) deliver to the Trustee copies of all reports filed with the Commission; (b) deliver to the Trustee quarterly officers' certificates with respect to the Company's compliance with its obligations under the Indenture; (c) maintain its corporate existence, subject to the provisions described below relating to mergers and acquisitions; and (d) pay its taxes when due except where such taxes are being contested in good faith.

     LIMITATIONS ON ADDITIONAL INDEBTEDNESS. The Indenture will provide that, after the date of the Indenture, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, extend the maturity of or otherwise become liable with respect to (collectively, "incur") any Indebtedness (other than Indebtedness between the Company and any of its Wholly Owned Restricted Subsidiaries or among its Wholly Owned Restricted Subsidiaries) or issue any Disqualified Stock unless, after giving effect thereto, the Company's Consolidated Fixed Charge Coverage Ratio on the date thereof would be at least 3.0 to 1.0.

     Notwithstanding the foregoing, the Company or any Restricted Subsidiary may incur the following Indebtedness (plus interest and premium, if any, thereon) without regard to the foregoing limitation (although any Indebtedness so incurred will be included in the determination of the Consolidated Fixed Charge Coverage Ratio thereafter): (i) Indebtedness under credit agreements in an aggregate principal amount at any one time of not more than $150 million; (ii) Indebtedness evidenced by the Debentures; (iii) Indebtedness under Guarantees of Indebtedness incurred in the ordinary course of business of suppliers or customers, which Guarantees are also in the ordinary course of business of the Company or its subsidiaries; (iv) Non-Recourse Indebtedness incurred for the acquisition and/or improvement of real property and secured by Liens on such real property and/or improvements; (v) Refinancing Indebtedness; (vi) Excluded Debt; and (vii) Indebtedness not otherwise permitted to be incurred pursuant to clauses (i) through (vi) above which, together with any other then outstanding Indebtedness incurred pursuant to this clause (vii) (and refinancings thereof), has an aggregate principal amount at the time of incurrence of not in excess of 20 percent of Consolidated Tangible Net Worth of the Company (as of the last fiscal quarter for which financial results have then been reported). The Indenture will not restrict any Unrestricted Subsidiary from incurring Indebtedness, nor will Indebtedness of any Unrestricted Subsidiary be included in the Consolidated Fixed Charge Coverage Ratio, as long as the Unrestricted Subsidiary incurring such Indebtedness remains an Unrestricted Subsidiary. As of the date hereof, all of the Company's operating subsidiaries would be Restricted Subsidiaries under the Indenture.

     LIMITATIONS ON RESTRICTED PAYMENTS. The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly make any Restricted Payment after the date of the Indenture, except as provided below in this Limitations on Restricted Payments covenant, if at the time of such Restricted Payment:

          (i) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

          (ii) the amount of such Restricted Payment, when added to the aggregate amount of all Restricted Payments made after February 11, 1994 other than pursuant to clause (a) below, exceeds the sum of: (1) 50 percent of the Company's Consolidated Net Earnings (excluding Consolidated Net Earnings attributable to dividends or distributions from Unrestricted Subsidiaries) accrued during the period (taken as one accounting period) since December 31, 1993 (or, if such aggregate Consolidated Net Earnings shall be a deficit, minus 100 percent of such aggregate deficit), plus (2) the sum of (x) 100 percent of the book value of property and assets (other than cash), determined at the time such property or assets were contributed as an Investment to an Unrestricted Subsidiary, received by the Company or its Wholly Owned Restricted Subsidiaries from any of their Unrestricted Subsidiaries, up to the amount of the Company's and its Restricted Subsidiaries' aggregate net Investment in Unrestricted Subsidiaries, provided that such property so received is substantially similar to the property contributed to the Unrestricted Subsidiaries, (y) 100 percent of the cash distributions or cash dividends received by the Company or its Wholly Owned Restricted Subsidiaries from any Unrestricted Subsidiaries, to the extent the amount of such cash and such book value of property and assets referred to in clause (x) above do not exceed the amount of the Company's and its Restricted Subsidiaries' aggregate net Investment in Unrestricted Subsidiaries and (z) 50 percent of any other cash distributions or cash dividends received by the Company and its Wholly Owned Restricted Subsidiaries from Unrestricted Subsidiaries, plus (3) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be determined by a majority of the disinterested members of the full Board of Directors of the Company, whose good faith determination shall be conclusive and evidenced by a resolution certified by an officer's certificate and filed with the Trustee), received by the Company from the issuance of Capital Stock of the Company (other than to a subsidiary of the Company) that is not Disqualified Stock since December 31, 1993, plus (4) 100 percent of the principal amount of any Indebtedness of the Company or a Wholly Owned Restricted Subsidiary that is converted into or exchanged for Capital Stock of the Company that is not Disqualified Stock since December 31, 1993, plus
     (5) 100 percent of the Released Asset Value since February 11, 1994, plus
     (6) 100 percent of the reductions since February 11, 1994 in Guarantees of the Company which are Investments in Unrestricted Subsidiaries to the extent such Guarantees were classified as Restricted Payments; or

          (iii) the Company would be unable to incur an additional $1 of Indebtedness under the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness covenant.

     Notwithstanding the foregoing, the Indenture will not prevent:

          (a) Restricted Payments since February 11, 1994 up to, but not exceeding, $50 million not otherwise permitted above, provided that any Restricted Payments made pursuant to this clause (a) shall be evidenced by filing with the Trustee of an officer's certificate certifying that such Restricted Payment has been made under this exception and, provided further, that no Restricted Payment (other than a Restricted Payment pursuant to clause (iii)(a) of the Restricted Payment definition) shall be made pursuant to this clause (a) if at the time of such Restricted Payment a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

          (b) the purchase since February 11, 1994 at a price of not more than $.05 per right of any rights issued or issuable pursuant to any future rights plan of the Company, provided that such purchases shall not exceed $1 million in the aggregate;

          (c) the payment of any dividend within 60 days after the date of declaration thereof if the payment thereof would have complied with the limitations of the Indenture on the date of declaration; or

          (d) the retirement of shares of the Company's Capital Stock in exchange for or out of the proceeds of a substantially concurrent sale (other than a sale to a subsidiary of the Company) of other shares of its Capital Stock (other than Disqualified Stock).

     LIMITATIONS ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than encumbrances or restrictions imposed by law, by judicial or regulatory action or by provisions in leases or other agreements that restrict the assignability thereof) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock which is owned by the Company or any of its other Restricted Subsidiaries, or pay interest on or principal of any Indebtedness owed to the Company or any of its other Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its other Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its other Restricted Subsidiaries, except in each case for encumbrances or restrictions existing under or by reason of (a) applicable statute, law, rule, regulation or governmental order, (b) covenants or restrictions contained in Indebtedness existing as of the date of the Indenture, (c) any restrictions under any note, indenture, agreement or other document evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the Indenture, provided that such restrictions and encumbrances only apply to assets that were subject to such restrictions and encumbrances prior to the acquisition of such assets by the Company or its subsidiaries or assets acquired with the proceeds of such assets, (d) restrictions or encumbrances replacing those permitted by clause (b) or (c) which are not, in the judgment of the Board of Directors, determined in good faith, more restrictive, (e) any restrictions or encumbrances arising in connection with the replacement, renewal or extension of any credit agreement, credit facility or similar arrangement existing as of the date of the Indenture, provided that any such restrictions and encumbrances are not, in the judgment of the Board of Directors, determined in good faith, more restrictive than those in the credit agreement, credit facility or similar arrangement being replaced, extended or renewed, as the case may be, (f) any restrictions or encumbrances arising in connection with the refunding or refinancing of any Indebtedness existing as of the date of the Indenture, provided that any restrictions and encumbrances of the type described in this clause that arise in connection with such refunding or refinancing are not, in the judgment of the Board of Directors, determined in good faith, more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded or refinanced, (g) any agreement restricting the sale or other disposition of property securing Indebtedness permitted by the Indenture if such agreement does not expressly restrict the ability of a subsidiary of the Company to pay dividends or make loans or advances and (h) reasonable and customary borrowing base covenants set forth in credit agreements pursuant to which Indebtedness otherwise permitted by the Indenture is outstanding (including but not limited to borrowing base covenants substantially similar to those contained in the Revolving Loan Agreement between Del Webb Communities, Inc. and First Interstate Bank of Nevada, as agent for the lenders, as in effect on February 11, 1994), which covenants restrict or limit the distribution of revenues or sale proceeds from real estate or a real estate project based upon the amount of Indebtedness outstanding on such real estate or real estate project and the value of some or all of the remaining real estate or the project's remaining assets.

     LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. The Indenture will provide that the Company and each of its Restricted Subsidiaries will not, after the date of the Indenture, make any loan, advance, Guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any Affiliate of the Company or any of its subsidiaries or (ii) any Person (or any Affiliate of such Person) holding ten percent or more of the Common Equity of the Company or any of its subsidiaries (each an "Affiliate Transaction"), except on terms that are no less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate.

     The Indenture will also provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into an Affiliate Transaction involving or having a value of more than $10 million unless (i) such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company or (ii) the Company has delivered an officer's certificate to the Trustee stating that (a) the signatory officer was not a party to or otherwise interested in such Affiliate Transaction and (b) the terms of such Affiliate Transaction are not less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate. Delivery of a certificate as required by the Indenture and described above will, absent manifest fraud, constitute conclusive evidence that the terms of the Affiliate Transaction in question are not less favorable to the Company or the relevant Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate.

     Notwithstanding the foregoing, the term "Affiliate Transaction" shall not include any contract, agreement or understanding with or for the benefit of, or plan for the benefit of, any or all employees of the Company or its subsidiaries (in their capacity as such) that has been approved by the Company's Board of Directors, a disinterested committee thereof or the Chief Executive Officer of the Company (or his or her designee) or stock issuances to directors pursuant to plans approved by shareholders.

     CHANGE OF CONTROL. Following any Change of Control, the Company shall offer (a "Change of Control Offer") to purchase all outstanding Debentures at a purchase price equal to 101 percent of the aggregate principal amount of the Debentures, plus accrued and unpaid interest to the date of purchase.

     Within 30 days after any Change of Control, the Company, or the Trustee at the Company's request, will mail or cause to be mailed to all Holders on the date of the Change of Control a notice of the occurrence of such Change of Control and of the Holders' rights arising as a result thereof. Such notice will contain all instructions and materials necessary to enable Holders to tender their Debentures to the Company. Any Change of Control Offer will be conducted in compliance with applicable regulations under the federal securities laws, including Rule 14e-l promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Company's ability to purchase Debentures pursuant to a Change of Control Offer may be restricted by covenants in the indentures for the Outstanding Debentures, the Credit Facility and other credit agreements the Company may have in the future. Also, there can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make any required repurchases. However, the Company's failure to comply with the Change of Control covenant will be an Event of Default under the Indenture if such failure continues for a specified period and the required notice is given by the Trustee or the Holders of not less than 25 percent in principal amount of the then outstanding Debentures.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that will afford Holders of the Debentures protection in the event of a highly leveraged transaction, takeover, reorganization, restructuring, recapitalization, merger or similar transaction involving the Company that may adversely affect Holders.

     LIMITATIONS ON MERGERS AND CONSOLIDATIONS. The Indenture will provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including by way of liquidation or dissolution) to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall be made (collectively, the "Successor"), is a corporation or other legal entity organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company under the Debentures and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, the Consolidated Tangible Net Worth of the Company or the Successor, as the case may be, would be at least equal to the Consolidated Tangible Net Worth of the Company immediately prior to such transaction; and (iv) the Consolidated Fixed Charge Coverage Ratio of the Company or the Successor, as the case may be, immediately after giving effect to such transaction, would be such that the Company or the Successor, as the case may be, would be entitled to incur at least $1 of additional Indebtedness under the Consolidated Fixed Charge Coverage Ratio test in the Limitations on Additional Indebtedness covenant. For this purpose, a sale, lease, conveyance or other disposition by the Company and/or its subsidiaries of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, shall be deemed a sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company. The meaning of the term "all or substantially all of the assets" has not been definitely established, is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at that time. Accordingly, there may be uncertainty as to whether a Holder or beneficial owner of Debentures can determine whether a Change of Control has occurred and exercise any remedies such Holder or beneficial owner may have upon a Change of Control.

     MAINTENANCE OF CONSOLIDATED TANGIBLE NET WORTH. The Indenture will provide that if the Company's Consolidated Tangible Net Worth at the end of each of any two consecutive fiscal quarters (the last day of the second such fiscal quarter being referred to as a "Deficiency Date") is less than $125 million (the "Minimum Consolidated Tangible Net Worth"), then the Company shall, no later than 60 days after a Deficiency Date (or 120 days if a Deficiency Date is also the end of the Company's fiscal year), offer to purchase (a "Net

Worth Offer") ten percent of the principal amount of Debentures originally issued under the Indenture (or such lesser amount as may be outstanding at the time the Net Worth Offer is made) (the "Offer Amount") at a purchase price equal to 100 percent of the aggregate principal amount thereof, plus accrued and unpaid interest to the purchase date; provided, however, that no such Net Worth Offer shall be required if, after the Deficiency Date but prior to the timely delivery of the officer's certificate required by the Indenture, capital is contributed or otherwise paid to the Company or its subsidiaries sufficient to increase the Company's Consolidated Tangible Net Worth to $125 million or more. The Net Worth Offer shall remain open for a period of 20 business days following its commencement and no longer, unless a longer period is required by law (the "Offer Period"). Promptly after the termination of the Offer Period, the Company shall purchase and mail or deliver payment for the Offer Amount of Debentures tendered or, if less than the Offer Amount has been tendered, all Debentures tendered in response to the Net Worth Offer. In no event shall the Company's failure to meet the Minimum Consolidated Tangible Net Worth at the end of any fiscal quarter be counted towards the making of more than one Net Worth Offer. The principal amount of Debentures to be purchased pursuant to a Net Worth Offer may be reduced by the principal amount of Debentures acquired by the Company through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the Deficiency Date and surrendered to the Trustee for cancellation. Any Net Worth Offer shall be conducted in compliance with applicable regulations under the federal securities law, including Exchange Act Rule 14e-l.

     The Company's ability to purchase Debentures in the event it is required to make a Net Worth Offer may be adversely affected by, among other things, the indentures for the Outstanding Debentures, the Credit Facility and other credit agreements the Company may have in the future. There can be no assurance that sufficient funds will be available at the time of any Net Worth Offer to make required repurchases. The Company's failure to comply with the Maintenance of Consolidated Tangible Net Worth covenant will be an Event of Default under the Indenture if such failure continues for a specified period and the required notice is given by the Trustee or the Holders of not less than 25 percent in principal amount of the then outstanding Debentures.

     LIMITATION ON RANKING OF FUTURE INDEBTEDNESS. The Company will not, directly or indirectly, incur, create, assume, guarantee or otherwise become liable for any indebtedness which is subordinated in right of payment to any Senior Debt of the Company and senior in right of payment to the Debentures.

EVENTS OF DEFAULT

     An "Event of Default" will be defined in the Indenture as: (i) failure by the Company to pay interest on any of the Debentures when it becomes due and payable, whether or not prohibited by the subordination provisions of the Indenture, and the continuance of any such failure for 30 days; (ii) failure by the Company to pay the principal on the Debentures when due, either at maturity, upon redemption at the option of the Company, by declaration of acceleration or otherwise, whether or not prohibited by the subordination provisions of the Indenture; (iii) failure by the Company to comply with any agreement or covenant in the Indenture or the Debentures and continuance of such failure for 60 days (or for ten days in the case of the covenant described under "Certain
Covenants -- Change of Control") after notice of such failure has been given to the Company by the Trustee or by the Holders of at least 25 percent of the aggregate principal amount of the Debentures then outstanding (except that with respect to certain covenants, such defaults shall be Events of Default with such notice but without such passage of time); (iv) an event of default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries, to the extent of the Guarantee) other than Non-Recourse Indebtedness if (a) either (1) such event of default results from the failure to pay any such Indebtedness when due (whether at maturity or otherwise) or (2) as a result of such event of default the maturity of such Indebtedness has been accelerated prior to its expressed maturity and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal when due or the maturity of which has been so accelerated, equals or exceeds $10 million or more in the aggregate, without such Indebtedness having been discharged or such acceleration rescinded within 30 days after notice to the Company from the Trustee or the Holders of 25 percent in principal amount of the Debentures then outstanding; (v) a final judgment or judgments, except to the extent the judgment or judgments are in respect of Non-Recourse Indebtedness, that exceed $10 million in the aggregate, for the payment of money, having been entered by a court or courts of competent jurisdiction, and remaining undischarged for a period (during which execution shall not be effectively stayed) of 60 days, against (a) the Company, (b) any of its Material Subsidiaries which is at the time a Restricted Subsidiary or (c) any subsidiary which is at the time a Restricted Subsidiary and which is (1) a member of a Material Subsidiary Group and (2) material to or holds material assets of (in each case as determined in good faith by the Board of Directors) the specific real estate project in respect of which it is a member of the Material Subsidiary Group; and (vi) certain events of bankruptcy, insolvency or reorganization involving (a) the Company, (b) any of its Material Subsidiaries which is at the time a Restricted Subsidiary or (c) any subsidiary which is at the time a Restricted Subsidiary and which is (1) a member of a Material Subsidiary Group and (2) material to or holds material assets of (in each case as determined in good faith by the Board of Directors) the specific real estate project in respect of which it is a member of the Material Subsidiary Group.

     If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization involving the Company) shall have occurred and be continuing, the Trustee by written notice to the Company, or the Holders of at least 25 percent in aggregate principal amount of the Debentures then outstanding by written notice to the Company and the Trustee, may declare all amounts owing under the Debentures to be due and payable. Upon such declaration of acceleration, the aggregate principal amount of, and all accrued and unpaid interest on, the outstanding Debentures shall immediately become due and payable. If an Event of Default results from bankruptcy, insolvency or reorganization involving the Company, all outstanding Debentures shall become due and payable without any further action or notice. The Holders of a majority in aggregate principal amount of the Debentures then outstanding may waive or annul an existing Default or Event of Default (other than any Default or Event of Default in payment of principal or interest on the Debentures), and its consequences, under the Indenture.

     The Holders may not institute any action to enforce the provisions of the Indenture or the Debentures (except actions for payment of overdue principal or interest) unless (a) such Holders previously have given the Trustee written notice of the default and continuance thereof, (b) the Holders of not less than 25 percent in principal amount of the Debentures then outstanding have requested the Trustee to institute such action and offered the Trustee reasonable indemnity, (c) the Trustee has not instituted such action within 60 days of the request and (d) the Trustee has not received direction inconsistent with such written request from the Holders of a majority in principal amount of the Debentures then outstanding.

     Subject to certain limitations, Holders of a majority in principal amount of the Debentures then outstanding may direct the Trustee in its exercise of any trust or power, provided that such direction does not conflict with the terms of the Indenture and such Holders have offered to the Trustee security and indemnity satisfactory to the Trustee. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal or interest on the Debentures) if the Trustee determines that withholding such notice is in the Holders' interest.

     The Company is required to deliver to the Trustee quarterly a statement regarding compliance with the Indenture, and upon any Officer of the Company becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     The Indenture will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Debentures or the Indenture. The Indenture and the Debentures will each provide that each holder of the Debentures, and each beneficial owner of the Debentures, by accepting the Debentures, waives and releases all such liability.

DEFEASANCE AND DISCHARGE

     The Company can discharge or defease its obligations under the Indenture as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to Holders of Debentures that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Debentures.

     The Company may also discharge any and all of its obligations to Holders of the Debentures at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Debentures, to replace any temporary, mutilated, destroyed, lost or stolen Debentures or to maintain an office or agency in respect of such Debentures and certain other obligations. Alternatively, the Company may be released with respect to the Debentures from the obligations imposed by specified portions of Article 4 and by Article 5 of the Indenture (which contain, among other things, the covenant described above limiting consolidations, mergers, asset sales and leases) and omit to comply with such Articles or portions thereof without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (a) the Company irrevocably deposits with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and interest on all outstanding Debentures; (b) no Event of Default under the Indenture has occurred and is then continuing; (c) the defeasance or covenant defeasance will not result in an event of default under any agreement to which the Company is a party or by which it is bound; and (d) the Company delivers to the Trustee an opinion of counsel to the effect that the Holders of Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and, in effect, that such defeasance or covenant defeasance will not otherwise alter such Holders' federal income tax treatment of principal and interest payments on the Debentures.

MODIFICATION OF THE INDENTURE

     The Indenture will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the Holders of Debentures to, among other things: (a) cure any ambiguity or correct any inconsistency in the Indenture; (b) make any change that does not adversely affect the legal rights of Holders of Debentures; (c) modify, eliminate or add to the provisions of the Indenture to the extent necessary to qualify the Indenture under applicable federal statutes; (d) provide for uncertificated Debentures in addition to certificated Debentures; or (e) surrender any right or power conferred by the Indenture upon the Company.

     The Indenture also will contain provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of Debentures outstanding, to add any provision to, change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the Holders of the Debentures so affected; provided, however, that the Company and the Trustee may not, without the consent of the Holder of each outstanding Debenture affected thereby, do, among other things, any of the following: (a) reduce the amount of Debentures whose Holders must consent to an amendment, supplement or waiver with respect to the Indenture; (b) reduce the rate of or change the time for payment of interest on any Debentures;
(c) reduce the principal of or change the fixed maturity of any Debenture or alter the redemption provisions with respect thereto; (d) waive a default in the payment of the principal of, or interest on, any Debenture; (e) make any Debenture payable in money other than that stated in the Debenture; and (f) make any change in the provisions of the Indenture relating to waiver of past defaults, the rights of Holders of Debentures to receive payments of principal of or interest on the Debentures or the foregoing amendment provisions.

     The Indenture may not be amended to alter the subordination of any outstanding Debentures without the consent of each holder of Senior Debt then outstanding that would be adversely affected in any material respect thereby.

TRANSFER AND EXCHANGE

     A Holder will be able to transfer or exchange Debentures only in accordance with the provisions of the Indenture. The Registrar and the Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to (i) transfer or exchange any Debenture selected for redemption or (ii) transfer or exchange any Debenture for a period of 15 days before a selection of Debentures to be redeemed. The registered Holder of a Debenture (as opposed to the beneficial owner, if different) may be treated as the owner of such Debenture for all purposes.

CONCERNING THE TRUSTEE

     The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Holders of a majority in principal amount of the then outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his, her or its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture.

     "Acquired Indebtedness" means (i) with respect to any Person that becomes a subsidiary of the Company after the date of the Indenture, indebtedness of such Person and its subsidiaries existing at the time such Person becomes a subsidiary of the Company that was not incurred in connection with, or in contemplation of, such Person becoming a subsidiary of the Company and (ii) with respect to the Company or any of its subsidiaries, any Indebtedness assumed by the Company or any of its subsidiaries in connection with the acquisition of an asset from another Person that was not incurred by such other Person in connection with, or in contemplation of, such acquisition.

     "Affiliate" of any Person means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, the referent Person. For purposes of this definition, control of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, the term "Affiliate" shall not include, with respect to the Company or any Wholly Owned Subsidiary of the Company, any Wholly Owned Subsidiary of the Company.

     "Asset Sale" for any Person means the sale, lease, conveyance or other disposition (including, without limitation, by merger, consolidation, operation of law or otherwise) of any assets of the Company or its Restricted Subsidiaries in any transaction, or series of related transactions, outside of the Company's then ordinary course of business, where the proceeds from any such sale, lease, conveyance or other disposition, whether in a transaction or series of related transactions, exceeds $1,000,000.

     "Board of Directors" means the Board of Directors of the Company and any committee thereof.

     "Capital Stock" of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person (excluding any debt securities that are convertible into, or exchangeable for, such equity).

     "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

     "Change of Control" means any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any Person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) in one or a series of transactions, provided that a transaction where the holders of all classes of Common Equity of the Company immediately prior to such transaction own, directly or indirectly, 50 percent or more of all classes of Common Equity of such Person or group immediately after such transactions shall not be a change of control;
(ii) the acquisition by the Company and/or any of its subsidiaries of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company in one transaction or a series of related transactions; (iii) the liquidation or dissolution of the Company, provided that a liquidation or dissolution of the Company which is part of a transaction or series of related transactions that does not constitute a change of control under the "provided" clause of clause (i) above shall not constitute a change of control under this clause (iii); or (iv) any transaction or series of transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in, or that is in connection with, (a) any Person, including a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) that includes such Person, acquiring "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company or any Person that possesses "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company, or (b) less than 50 percent (measured by the aggregate voting power of all classes) of the Company's Common Equity being registered under Section 12(b) or 12(g) of the Exchange Act.

     "Common Equity" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Cash Flow Available for Fixed Charges" of the Company means for any period the amounts for such period of (i) Consolidated Net Earnings, plus (ii) Consolidated Income Tax Expense, plus (iii) amortization of capitalized interest included in cost of sales, plus (iv) allocation of noncash costs to cost of sales, excluding interest, plus (v) to the extent not otherwise included, other noncash charges to earnings, net, reduced by (vi) noncash earnings included in Consolidated Net Earnings; all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, with respect to any determination date, the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of the Company for the prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date to (ii) the aggregate Consolidated Interest Expense of the Company for the prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date.

     "Consolidated Income Tax Expense" of the Company for any period means the provision for taxes based on earnings and profits of the Company and its Restricted Subsidiaries (but only to the extent such income or profits were included in computing the Consolidated Net Earnings of the Company for such period), determined on a consolidated basis consistent with the Company's past practices under SFAS 96.

     "Consolidated Interest Expense" of the Company for any period means the aggregate amount of interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on the consolidated statement of earnings of the Company and its Restricted Subsidiaries (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense other than interest amortized to cost of sales) and includes, without duplication (including duplication of the foregoing items), all capitalized interest and all interest incurred in connection with Investments in Discontinued Operations for such period and interest actually paid by the Company or a Restricted Subsidiary under any Guarantee of Indebtedness (including a Guarantee of principal, interest or any combination thereof) of any other Person, all determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Earnings" of the Company for any period means the net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (except that income taxes shall be determined on a basis consistent with the Company's past practices under SFAS 96); provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication: (i) the net income (or loss) of any Person (other than a Restricted Subsidiary of the Company) in which any Person other than the Company has an ownership interest, except to the extent that any such income has actually been received by the Company or any of its Wholly Owned Restricted Subsidiaries in the form of dividends or similar distributions during such period; (ii) except to the extent includible in the consolidated net income of the Company pursuant to the foregoing clause (i), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary of the Company or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or (b) the assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net earnings of any Restricted Subsidiary of the Company (other than a Wholly Owned Restricted Subsidiary) to the extent that (but only so long as) the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of those earnings is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to the Restricted Subsidiary during such period (and when and to the extent such dividend or other distribution is permitted, such income not previously recognized shall then be recognized, in the period when such dividend or other distribution was permitted and to the extent of such permission); (iv) any gain (but not loss), together with any related provisions for taxes on any such gain, realized during such period by the Company or any of its Restricted Subsidiaries upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any of its Restricted Subsidiaries or (b) any Asset Sale by the Company or any of its Restricted Subsidiaries; (v) any extraordinary gain (but not extraordinary loss), together with any related provision for taxes on any such extraordinary gain, realized by the Company or any of its Restricted Subsidiaries during such period; and (vi) in the case of a successor to the Company by consolidation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation or transfer of assets; provided, further, that there shall be included in such Consolidated Net Earnings (to the extent not otherwise included therein) the net earnings of any Unrestricted Subsidiary of the Company to the extent such net earnings are received by the Company or a Wholly Owned Restricted Subsidiary in the form of cash dividends or other cash distributions from such Unrestricted Subsidiary; provided, further, that, in calculating Consolidated Net Earnings, the Company shall be entitled to take into consideration the tax benefits associated with any loss, but only when and to the extent such tax benefits are recognized by the Company; provided, further, that solely for purposes of calculating the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness Covenant included in the Indenture, Consolidated Net Earnings shall exclude (x) any non-cash losses on valuation reserves relating to Discontinued Operations, Foothills, the 5,661-acre tract of land referred to under "Business and Properties -- Other Real Estate Activities -- Other" in the Annual Report of the Company on Form 10-K for the year ended June 30, 1993 or the 77-acre tract of land in Fort Collins, Colorado, except to the extent the Company has made Investments in the particular Discontinued Operation, Foothills or such other tracts of land in question since February 11, 1994, and (y) any noncash losses, whether or not extraordinary, incurred in connection with the issuance of Capital Stock (other than Disqualified Stock) in exchange for Indebtedness of the Company or its Wholly Owned Restricted Subsidiaries since February 11, 1994.

     "Consolidated Tangible Net Worth" of the Company as of any date means the stockholders' equity (including any preferred stock that is classified as equity under GAAP, other than Disqualified Stock) of the Company and its Restricted Subsidiaries on a consolidated basis at such date, as determined in accordance with GAAP, less (i) all write-ups subsequent to December 31, 1992 in the book value of any asset owned by the Company or any of its Restricted Subsidiaries and (ii) Intangible Assets reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of such date.

     "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

     "Discontinued Operations" means with respect to the Company those operations of the Company and its subsidiaries which were classified as "discontinued operations" in the consolidated financial statements of the Company and its subsidiaries as of December 31, 1992.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Debentures.

     "Excess Asset Lien" means a Lien on assets or property securing Non-Recourse Indebtedness incurred pursuant to clause (iv) of the Limitation on Additional Indebtedness covenant to the extent the aggregate undepreciated and unamortized cost basis of such assets or property exceeds the outstanding principal amount of such Non-Recourse Indebtedness. The amount of a Restricted Payment based upon the grant of an Excess Asset Lien is the amount by which the undepreciated and unamortized cost basis of such assets or property at the date of grant of the Lien exceeds the outstanding principal amount of such Non-Recourse Indebtedness.

     "Excluded Debt" means any Indebtedness of the Company which is (i) subordinated (subject to the rights of holders of Senior Debt) in right of payment to the Debentures (upon liquidation or otherwise) at least to the extent that the Debentures are subordinated to Senior Debt and (ii) matures after, and is not redeemable mandatorily or at the option of the holder thereof prior to, the final maturity date of the Debentures.

     "Foothills" means Del E. Webb Foothills Corporation, the successor to an Arizona general partnership organized on January 31, 1986 for the purpose of acquiring and developing certain real property in Phoenix, Arizona (and its successors).

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case as in effect on February 11, 1994.

     "Guarantee" with respect to any obligation means: (i) any direct or indirect guarantee; (ii) any direct or indirect agreement or arrangement, contingent or otherwise, to purchase, repurchase or otherwise acquire any part or all of such obligation; or (iii) any other direct or indirect agreement or arrangement the practical effect of which is to assure the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation.

     "Indebtedness" of any Person at any date means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien (other than assessment district and similar Liens arising in connection with municipal financings) on any asset of such Person, whether or not such Indebtedness is assumed by such Person, and
(vii) all Indebtedness of others Guaranteed by such Person to the extent of such Guarantee. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional obligations described above, (b) the maximum liability of such Person for any contingent obligations under clause (iii) above and (c) in the case of clause (vi), the lesser of (A) the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (B) the amount of the Indebtedness secured. To the extent such Person Guarantees the obligation of another Person to pay interest on indebtedness owed by such other Person, then a designated percentage of the interest Guaranteed or the principal amount of the underlying Indebtedness, as the case may be, shall be deemed indebtedness of the referent Person. For purposes of this definition, the amount of such deemed Indebtedness of the referent Person shall be equal to the lesser of: (a) the aggregate principal amount of the underlying Indebtedness relating to such interest Guarantee or (b) the aggregate amount of interest due and payable over the term of such Indebtedness (or the term of the Debentures, if shorter) determined based upon the rate of interest in effect as of the date of such determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to such Indebtedness if such Indebtedness was prepaid prior to the maturity of the Debentures. Notwithstanding the foregoing, Indebtedness shall not include (v) Indebtedness which has been defeased or discharged, (w) Indebtedness in respect of interest rate swap or similar agreements intended to protect against fluctuations in interest rates, or foreign currency hedge, exchange or similar agreements intended to protect against fluctuations in currency exchange rates, (x) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence,
(y) letters of credit provided in the ordinary course of business securing performance (and not financial) obligations and (z) performance, completion, surety and similar bonds and similar purpose undertakings provided in the ordinary course of business.

     "Intangible Assets" of the Company means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at December 31, 1992 or the date of acquisition, if acquired subsequent thereto, and all other items which would be treated as intangibles on the consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with GAAP.

     "Investments" of any Person means (i) all investments (assets net of liabilities) by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all Guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

     "Lien" means, with respect to any asset, any mortgage, deed of trust, pledge, lien, charge, security interest, adverse claim affecting title or resulting in a charge against such asset, or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell).

     "Material Subsidiary" means (i) any subsidiary of the Company that holds, directly or indirectly, a material amount of the assets of Sun City West, Sun City Las Vegas, Sun City Palm Desert or Sun City Tucson or (ii) any other subsidiary of the Company which accounted for (a) 5 percent or more of the revenues of the Company on a consolidated basis for the four full fiscal quarters for which financial results have been reported immediately prior to the Default or Event of Default and (b) 5 percent or more of the total assets of the Company on a consolidated basis as of the four full fiscal quarters for which financial results have been reported immediately prior to the Default or Event of Default. Subsidiaries of the Company that hold assets of a specific real estate project will be a "Material Subsidiary Group" if such subsidiaries, when considered as one subsidiary, would be a Material Subsidiary under clause (ii) of the preceding sentence.

     "Non-Recourse Indebtedness" means Indebtedness secured by a Lien on property to the extent the liability for such Indebtedness (and any interest thereon) is limited to the security of the borrower's rights in such property and its income and rents, without liability on the part of the Company or any of its subsidiaries for any deficiency, including liability by reason of any agreement by the Company or any of its subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring such indebtedness; provided, however, that with respect to the Company and its Restricted Subsidiaries, Non-Recourse Indebtedness shall also include Indebtedness of Coventry of California, Inc., Del Webb's Coventry Homes, Inc., Del Webb's Coventry Homes Construction Co., Del Webb's Coventry Homes of Tucson, Inc., Del Webb's Coventry Homes Construction of Tucson Co., Del Webb's Coventry Homes of Nevada, Inc., Del Webb Homes, Inc., Trovas Company and Trovas Construction Co. (collectively "Coventry"), but only to the extent that, and so long as, (a) such Indebtedness shall have no recourse whatsoever (including but not limited to, no recourse with respect to the collection of principal or interest on such Indebtedness) to the Company or any Restricted Subsidiary of the Company (other than Coventry) or any assets of the Company or any Restricted Subsidiary of the Company (other than Coventry), (b) neither the Company nor any of its Restricted Subsidiaries (other than Coventry) shall have provided to any holder of Indebtedness of Coventry any covenant or agreement to maintain a minimum net worth at Coventry or otherwise directly or indirectly provided any other similar form of credit or capital support to Coventry, (c) the proceeds of such Indebtedness are used exclusively by Coventry in connection with its business and (d) the aggregate of all direct and indirect Investments by the Company and its Restricted Subsidiaries in Coventry shall not exceed $15 million. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other Person for (1) environmental warranties or indemnities, (2) indemnities for fraud, misrepresentation or non-payment of rents or profits from secured assets to be paid to the lender or (3) any other matters which are at the relevant time customary in instruments evidencing or securing non-recourse Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Refinancing Indebtedness" means renewals, extensions, refinancings or refundings of Indebtedness outstanding on the date of, or permitted to be incurred by, the Indenture (including Refinancing Indebtedness, but excluding any Indebtedness incurred pursuant to clauses (i), (vi) and (vii) of the "Limitations on Additional Indebtedness" covenant), provided that, (A) in the case of any refinancing or refunding of Indebtedness equal in right of payment to the Debentures, such Refinancing Indebtedness is made equal in right of payment or subordinate to the Debentures and, in the case of any refinancing or refunding of Indebtedness subordinated to the Debentures, such Refinancing Indebtedness is made subordinate to the Debentures to substantially the same extent as such refinanced or refunded Indebtedness is subordinated to the Debentures, (B) in either such case, such Refinancing Indebtedness does not require the payment of all or a portion of the principal thereof (whether pursuant to purchase, redemption, defeasance, retirement, sinking fund payment, payment at stated maturity or otherwise, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder) prior to the final scheduled maturity of the Indebtedness being refinanced or refunded, (C) the portion, if any, of such Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Debentures has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Debentures, (D) such Refinancing Indebtedness will be Refinancing Indebtedness to the extent it is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refinanced or refunded and (E) if such Indebtedness being renewed, extended, refinanced or refunded is Non-Recourse Indebtedness incurred pursuant to clause (iv) of the Limitations on Additional Indebtedness covenant, only to the extent such Refinancing Indebtedness is Non-Recourse Indebtedness and is secured with only the assets as the Indebtedness being renewed, extended, refinanced or refunded.

     "Released Asset Value" means the undepreciated and unamortized cost basis of assets or property, or portion thereof, of the Company or a Restricted Subsidiary which is released from an Excess Asset Lien (to the extent of the release). The amount of the Released Asset Value is equal to the undepreciated and unamortized cost basis of such assets or property (or relevant portion thereof), at the time of the granting of the Excess Asset Lien, so released (to the extent of the release).

     "Repurchasable" does not include redeemable.

     "Restricted Payment" means with respect to any Person, (i) the declaration of any dividend or the making of any other payment or distribution of cash, securities or other property or assets in respect of such Person's Capital Stock (except that a dividend payable solely in Capital Stock (other than Disqualified Stock) of such Person shall not constitute a Restricted Payment), (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person's Capital Stock or any other payment or distribution made in respect thereof, either directly or indirectly, (iii) any Investment in
(a) an Unrestricted Subsidiary necessary to fund operating expenses or (b) any other Investment in an Unrestricted Subsidiary, (iv) any principal payment, redemption, repurchase, defeasance or other acquisition or retirement of (a) Excluded Debt or (b) Indebtedness of the Company or its subsidiaries which is subordinated in right of payment to the Debentures prior to the scheduled principal payment or scheduled maturity of such Indebtedness or (v) the grant of an Excess Asset Lien; provided, however, that with respect to the Company and its subsidiaries, Restricted Payments shall not include (a) any payment described in clause (i) or (ii) above made to the Company or any of its Wholly Owned Restricted Subsidiaries by any of the Company's subsidiaries, (b) any underwritten call of Indebtedness of the Company which is convertible into Capital Stock (other than Disqualified Stock) but only to the extent the Company is not required to make any redemption or principal payments in respect of Indebtedness subject to such underwritten call (other than redemption and principal payments which are covered by the net proceeds received by the Company from a concurrent sale of Capital Stock (other than Disqualified Stock) to the underwriters or standby purchasers participating in such underwritten call) or
(c) the exchange by the Company of Capital Stock (other than Disqualified Stock) for Indebtedness of the Company or a Restricted Subsidiary in an exchange offer, but only to the extent the exchange is solely for such Capital Stock.

     "Restricted Subsidiaries" means each of the subsidiaries of the Company which is not, as of the determination date, an Unrestricted Subsidiary of the Company.

     "Subsidiary" of any Person means (i) any corporation of which at least a majority of the aggregate voting power of all classes of the Common Equity is owned by such Person directly or through one or more other subsidiaries of such Person and (ii) any entity other than a corporation in which such Person, directly or indirectly, owns at least a majority of the Common Equity of such entity.

     "Sun City Las Vegas" means the Company's age-restricted active adult community development located in Las Vegas, Nevada, as its geographic boundaries existed at February 11, 1994.

     "Sun City Palm Desert" means the Company's age-restricted active adult community development located in the Coachella Valley in Southern California (formerly known as Sun City Palm Springs), as its geographic boundaries existed at February 11, 1994.

     "Sun City Tucson" means the Company's age-restricted active adult community development located in Pima County, Arizona, as its geographic boundaries existed at February 11, 1994.

     "Sun City West" means the Company's age-restricted active adult community development located in Maricopa County, Arizona, as its geographic boundaries existed at February 11, 1994.

     "United States Government Obligations" means obligations for which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Unrestricted Subsidiaries" means each of the subsidiaries of the Company so designated by a resolution adopted by the Company's Board of Directors and whose creditors have no direct or indirect recourse (including, but not limited to, recourse with respect to the payment of principal or interest on Indebtedness of such subsidiary) to the Company or a Restricted Subsidiary (except to the extent the Investment made by the Company in the Unrestricted Subsidiary is (a) permitted under the Limitations on Restricted Payments covenant and (b) is a Guarantee); provided, however, that the Board of Directors of the Company will be prohibited from designating any subsidiary which holds, directly or indirectly, any of the assets of Sun City West, Sun City Tucson, Sun City Las Vegas or Sun City Palm Desert as an Unrestricted Subsidiary. The Board of Directors of the Company may designate an Unrestricted Subsidiary to be a Restricted Subsidiary, provided that (i) any such redesignation shall be deemed to be an incurrence by the Company and its Restricted Subsidiaries of the Indebtedness (if any) of such redesignated subsidiary for purposes of the Limitations on Additional Indebtedness covenant in the Indenture as of the date of such redesignation and
(ii) immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness, the Company and its Restricted Subsidiaries could incur $1 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness covenant in the Indenture. Subject to the foregoing, the Board of Directors of the Company also may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that (i) all previous Investments by the Company and its Restricted Subsidiaries shall be deemed to be Restricted Payments at the time of such designation and shall reduce the amount available for Restricted Payments under the Limitations on Restricted Payments covenant in the Indenture and (ii) immediately after giving effect to such designation and reduction of amounts available for Restricted Payments under the Limitations on Restricted Payments covenant in the Indenture, the Company and its Restricted Subsidiaries could incur $1 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio in the Limitations on Additional Indebtedness described above. Any such designation or redesignation by the Board of Directors shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Resolution of the Company's Board of Directors giving effect to such designation or redesignation and an officer's certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such certificate.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof (if applicable), at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness or portion thereof (if applicable) into (ii) the sum of the products obtained by multiplying (a) the amount of each remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of the Company means a Restricted Subsidiary of the Company of which 100 percent of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by the Company or through one or more other Wholly Owned Restricted Subsidiaries of the Company.

     "Wholly Owned Subsidiary" of any Person means (i) a subsidiary of which 100 percent of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by such Person or through one or more other Wholly Owned Subsidiaries of such Person or (ii) any entity other than a corporation in which such Person, directly or indirectly, owns all of the Common Equity.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Debentures will be issued in the form of one or more Registered Debentures in global form (the "Global Debentures"). Each Global Debenture will be deposited on the date of the closing of the sale of the Debentures (the "Closing Date") with, or on behalf of DTC, as depositary (the "Depositary"), and registered in the name of Cede & Co., as nominee of the Depositary.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants"), including Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system ("Euroclear"), and Cedel Bank, societe anonyme ("Cedel"), deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Euroclear and Cedel hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Cedel provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel interface with domestic securities markets. Euroclear and Cedel participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Cedel is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Cedel participant, either directly or indirectly.

     Each person owning a beneficial interest must rely on the procedures of DTC, Euroclear and Cedel and, if such person is an Indirect Participant in DTC, on the procedures of the Participant in DTC through which such person owns its interest, to exercise any rights and remedies of a Holder under the Indenture.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Debentures, the Depositary will credit the accounts of participants designated by the Underwriters with an interest in the applicable Global Debentures and (ii) ownership of the Debentures evidenced by the Global Debentures will be shown on, and transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Debentures evidenced by the Global Debentures will be limited to such extent.

     So long as the Depositary or its nominee is the registered owner of a Debenture, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by the Global Debentures for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Debenture will not be entitled to have Debentures represented by such Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of Debentures in certificated form ("Certificated Debentures"), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having beneficial interest in Debentures represented by a Global Debenture to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Debentures. The Company understands that under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to its Participants as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s and Euroclear and Cedel's consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the applicable record date (to be identified in a listing attached to the Omnibus Proxy).

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Debentures by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Debentures.

     Payments with respect to the principal of, premium, if any, and interest on, any Debenture represented by a Global Debenture registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or its nominee in its capacity as the registered holder of the Global Debenture representing such Debentures under the Indenture. The Company understands that the Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of the Depositary or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants. Distribution with respect to ownership of interests held through Euroclear or Cedel will be credited to the cash accounts of Euroclear participants or Cedel participants in accordance with the relevant system's rules and procedures, to the extent received by the Depositary.

     Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Debentures, including the Global Debentures, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debentures (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Debenture as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Debentures will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. Payments in respect of the Debentures represented by the Global Debentures (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to Debentures represented by Certificated Debentures, a Paying Agent (initially, the Trustee and State Street Bank and Trust Company, N.A.) will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such Debentures. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Debentures are issued in certificated form, and secondary market trading activity in the Debentures (other than through Euroclear and Cedel) will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

     Investors electing to own their interests through Euroclear or Cedel accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Interests will be credited to the securities custody accounts of Euroclear and Cedel holders on the business day following the settlement date against payment for value on the settlement date.

     The information above concerning the Depositary, Euroclear and Cedel and the Depositary's, Euroclear's and Cedel's book-entry systems has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary, its Participants or its Indirect Participants, or Euroclear, Cedel and their participants, of their respective obligations as described herein or under the rules and procedures governing their respective operations.

CERTIFICATED DEBENTURES

     If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Debentures in certificated form under the Indenture or (iii) if an Event of Default has occurred and is continuing, then, upon surrender by the Depositary of the applicable Global Debentures, Certificated Debentures will be issued to each person that the Depositary identifies as the beneficial owner of the Debentures represented by such Global Debentures. In addition, subject to certain conditions, any person having a beneficial interest in a Global Debenture may, upon request to the Trustee, exchange such beneficial interest for Debentures in the form of Certificated Debentures. Upon any such issuance, the Trustee is required to register such Certificated Debentures in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of Debentures, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Debentures to be issued).

                          CERTAIN FEDERAL TAX MATTERS

     The following is a general discussion of certain United States federal tax consequences of the acquisition, ownership and disposition of a Debenture by an initial purchaser of Debentures that, for United States federal income tax purposes, is not a "United States person" (a "Non-U.S. Holder"). For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies or persons holding Debentures as a part of a hedging, straddle or synthetic security transaction. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and Regulations, rulings and judicial decisions published thereunder as of the date hereof, which authorities may be repealed, revoked or modified, possibly on a retroactive basis, so as to result in United States federal tax consequences different from those discussed below. ALL PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF DEBENTURES SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

PAYMENTS OF INTEREST

     A Non-U.S. Holder will not be subject to United States federal income or withholding tax on payments of principal or interest on a Debenture, unless such Non-U.S. Holder is a direct or indirect ten percent or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(a) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a Non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the Debenture under penalties of perjury, (b) certifies that such owner is a Non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an Internal Revenue Service Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If the Debenture is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. Recently adopted Treasury Regulations would require the production of certain documentary evidence to support the claim for exemption by a Non-U.S. Holder with respect to payments made after December 31, 1999.

     If payments of interest to a non-U.S. Holder are effectively connected with the conduct by such Holder of a trade or business in the United States, such payments will be subject to United States federal income tax on a net basis at the rates applicable to United States persons generally (and, with respect to corporate Holders, may also be subject to a 30 percent branch profits tax). Payments that are subject to United States federal income tax on a net basis will not be subject to United States federal withholding tax so long as the Holder provides the Company or a Paying Agent with a properly executed Internal Revenue Service Form 4224.

SALE, EXCHANGE OR REDEMPTION OF DEBENTURES

     Generally, a Non-U.S. Holder will not be subject to United States federal income or withholding tax on any amount which constitutes capital gain upon retirement or disposition of a Debenture, unless (a) such Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and either (i) such individual has a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to foreign tax of at least ten percent) or (ii) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (b) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder.

     If a Non-U.S. Holder of a Debenture is engaged in a trade or business in the United States and if interest on the Debenture is effectively connected with the conduct of such trade or business, the Non-U.S. Holder will generally be subject to regular United States federal income tax on any gain realized on the sale, exchange or other disposition of the Debenture in the same manner and at the rates applicable to United States persons generally (and, with respect to corporate Holders, may also be subject to a 30 percent branch profits tax). Such a Holder will be required to provide to the Company or a Paying Agent a properly executed IRS Form 4224 in order to claim an exemption from withholding tax.

FEDERAL ESTATE TAX

     Subject to applicable estate tax treaty provisions, Debentures will not be includable in the estate of a Non-U.S. Holder unless the individual is a direct or indirect ten percent or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Debentures would have been effectively connected with the conduct by such individual of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if the statement described under "Payments of Interest" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person. However, interest paid to a Non-U.S. Holder will be required to be reported annually on IRS Form 1042-S. If any payments of principal and interest are made to the beneficial owner by or through the foreign office of a foreign custodian, foreign nominee or the foreign agent of such beneficial owner, or if the foreign office of a foreign "broker" (as defined in applicable Treasury Regulations) pays the proceeds of the sale of a Debenture to the seller thereof, backup withholding information reporting will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a United States person, that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States or that is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain United States shareholders) with respect to the United States unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the Holder otherwise establishes an exemption. Payment by a United States office of a broker is subject to both backup withholding at a rate of 31 percent and information reporting unless the holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     On October 7, 1997, the Treasury Department issued final Treasury Regulations (and subsequently released guidance regarding the effective date of such Treasury Regulations) governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to non-United States persons after December 31, 1999. Such Regulations, among other things, may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a Debenture. Prospective investors should consult their tax advisors regarding the effect, if any, of such new Treasury Regulations on an investment in the Debentures.

     THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX ASPECTS RELEVANT TO NON-U.S. HOLDERS AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF THE HOLDER.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amounts of the Debentures set forth opposite its name below:

                                                               PRINCIPAL
UNDERWRITER                                                      AMOUNT
-----------                                                   ------------
SBC Warburg Dillon Read Inc.................................  $
Goldman, Sachs & Co. .......................................
Salomon Brothers Inc........................................
                                                              ------------
          Total.............................................  $200,000,000
                                                              ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to take and pay for all of the Debentures, if any are taken.

     The Underwriters severally propose to offer the Debentures directly to the public at the price to the public set forth on the cover page hereof, or at such
price less a concession not in excess of   % of the principal amount of the
Debentures on sales to certain dealers. The Underwriters may allow, and such
dealers may reallow, a concession of not in excess of   % of the principal
amount of the Debentures on sales to certain other dealers. The offering of the Debentures is made for delivery when, as and if accepted by the Underwriters and is subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Debentures. After the public offering, the offering price and concession may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     SBC Warburg Dillon Read Inc. has from time to time performed, and may in the future from time to time perform, investment banking services for the Company. SBC Warburg Dillon Read Inc. and Goldman, Sachs & Co. have from time to time acted, and may in the future from time to time act, as underwriters for the Company.

     In connection with the sale of the Debentures, the Underwriters or certain of their affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures and the Outstanding Debentures. Specifically, the Underwriters may bid for, and purchase, the Debentures in the open market to cover short positions and may make such bids and purchases to stabilize the price of the Debentures. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. No representation is made that the Underwriters will engage in such activities, or that such activities, once commenced, will not be discontinued without notice.

     Each of the Company and the Underwriters has represented and agreed that
(a) it has not offered or sold, and for a period of six months after the date of issue of the Debentures will not offer or sell, any Debentures to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of Debentures to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

                             CERTAIN LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the Debentures covered by the Registration Statement. On March 5, 1998 the partner of Gibson, Dunn & Crutcher LLP who has primary responsibility for the work of that firm in connection with the Registration Statement sold the 15,000 shares of the Common Stock of the Company he beneficially owned. See "Certain Legal Matters" in the accompanying Prospectus. Certain legal matters with respect to the Debentures will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Gibson, Dunn & Crutcher LLP and Skadden, Arps, Slate, Meagher & Flom LLP have from time to time represented, and may in the future from time to time represent, the Company in connection with various matters.

PROSPECTUS                                                      October 29, 1997
--------------------------------------------------------------------------------
                                  $200,000,000

                                [DEL WEBB LOGO]
   Debt Securities, Preferred Stock, Common Stock and Stock Purchase Warrants
--------------------------------------------------------------------------------

Del Webb Corporation (the "Company") may offer and issue from time to time its: debt securities (the "Debt Securities") in one or more series, consisting of debentures, notes or other evidences of indebtedness and having such prices and terms as are determined at the time of sale; preferred stock, which may be issued in one or more series (the "Preferred Stock"); common stock (the "Common Stock"); and Stock Purchase Warrants to purchase Preferred Stock or Common Stock (the "Warrants" and, together with the Debt Securities, Preferred Stock and Common Stock, the "Securities"). The Securities may be issued as Units (the "Units") and in any combination, the Debt Securities may or may not be convertible into Preferred Stock or Common Stock and the Preferred Stock may or may not be convertible into Common Stock or exchangeable for Debt Securities.

The accompanying Prospectus Supplement sets forth: the ranking of the Debt Securities covered thereby as senior, senior subordinated or subordinated (including junior subordinated) and the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), right to defer interest (if any), convertibility (if any) and, if applicable, Securities into which convertible and conversion price and any other specific terms of the Debt Securities; the rights, privileges and preferences of the Preferred Stock covered thereby, including whether and on what terms such Preferred Stock may be convertible into Common Stock or exchangeable for Debt Securities, and whether the Company has elected to offer any Preferred Stock in the form of depositary shares; the Preferred Stock or Common Stock for which any Warrants covered thereby will be exercisable and the exercise price; whether the Securities covered thereby will be issued in Units and, if so, the Securities which are part thereof; whether the Securities covered thereby are listed on a securities exchange; and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of the Securities covered thereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prior to issuance there will have been no market for the Debt Securities, Preferred Stock or Warrants, and there can be no assurance that a secondary market for the Debt Securities, Preferred Stock or Warrants will develop. This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The Securities may be offered through one or more different plans of distribution, including offerings through underwriters. See "Plan of Distribution."

IN CONNECTION WITH THE OFFERINGS OF THE DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK OR WARRANTS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK OR WARRANTS, OR ANY OF THEM, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities, Preferred Stock, Common Stock and Warrants. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company, reference is made to the Registration Statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed by the Company, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Exchange, 115 Sansome Street, Suite 1104, San Francisco, California 94104. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1997, which has been filed with the Commission, is incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby are incorporated by reference in this Prospectus and made a part hereof from the date such documents are filed.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the Prospectus Supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of each document incorporated herein by reference (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference therein or herein). Requests for such copies should be directed to:
Del Webb Corporation, 6001 North 24th Street, Phoenix, Arizona 85016, Attention:
Secretary. Telephone requests may be directed to (602) 808-8000.

                                  THE COMPANY

     Del Webb Corporation develops residential communities ranging from smaller-scale, non-amenitized communities within its conventional homebuilding operations to large-scale, master-planned communities with extensive amenities. The Company currently conducts its operations in the states of Arizona, Nevada, California, Texas and South Carolina.

     The Company's primary activities involve the development of large-scale, master-planned communities with extensive amenities for active adults age 55 and over. The Company is one of the nation's leading developers of such age-qualified active adult communities. It has extensive experience in the active adult community business, having built and sold more than 56,000 homes at ten Sun City communities over the past 37 years. The Company designs, develops and markets these communities, controlling all phases of the master plan development process from land selection through the construction and sale of homes. Within its communities, the Company is usually the exclusive developer of homes.

     The Company was incorporated in 1946 in Arizona and reincorporated in 1994 in Delaware. The Company's principal executive offices are located at 6001 North 24th Street, Phoenix, Arizona 85016 and its telephone number is (602) 808-8000. The Company conducts substantially all of its activities through subsidiaries and, as used in this Prospectus and the accompanying Prospectus Supplement, the term the "Company" includes Del Webb Corporation and its subsidiaries unless the context indicates otherwise.

                                USE OF PROCEEDS

     Unless otherwise set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of the Securities will be used to reduce outstanding balances under the Company's revolving credit facility, to fund land acquisitions and development of new projects and for general corporate purposes. Amounts so repaid under the revolving credit facility may be reborrowed in the future.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratio of earnings to fixed charges for the Company for the periods indicated.

                                                               FISCAL YEAR ENDED JUNE 30,
                                                          ------------------------------------
                                                          1993    1994    1995    1996    1997
                                                          ----    ----    ----    ----    ----
Ratio of earnings to fixed charges (unaudited)..........  1.63x   1.30x   1.59x    (1)    2.09x

---------------
(1) Earnings were inadequate to cover fixed charges by $21.6 million due to a $65.0 million non-cash loss from impairment of southern California real estate inventories incurred in connection with the Company's adoption of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. See Note 12 to the Company's Consolidated Financial Statements included in its annual report on Form 10-K for the fiscal year ended June 30, 1996.

     The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means earnings (loss) from continuing operations before income taxes plus (a) fixed charges and interest amortized to cost of sales minus (b) capitalized interest. "Fixed charges" means total interest, whether capitalized or expensed (including the portion of rent expense representative of interest costs), plus (i) debt-related fees and (ii) amortization of deferred financing costs.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute senior, senior subordinated or subordinated (including, if applicable, junior subordinated) debt of the Company and will be issued under a Senior Debt Indenture (the "Senior Debt Indenture"), a Senior Subordinated Debt Indenture (the "Senior Subordinated Debt Indenture") or a

Subordinated Debt Securities Indenture (the "Subordinated Debt Indenture"), in each case between the Company and a Trustee (the "Trustee"). The Senior Debt Indenture, Senior Subordinated Debt Indenture and the Subordinated Debt Indenture are sometimes referred to below individually as an "Indenture" and collectively as the "Indentures." Unless otherwise stated in the Prospectus Supplement, the Trustee under the first Indenture under which Debt Securities will be issued will be State Street Bank and Trust Company. State Street Bank and Trust Company is also the trustee under the indenture for the Company's $150 million of 9 3/4% Senior Subordinated Debentures due 2008 and, unless otherwise stated in the applicable Prospectus Supplement, may also be the Trustee under more than one of the other Indentures. (See "Concerning the Trustee.") The Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to below as the "Offered Debt Securities." If and to the extent set forth in the accompanying Prospectus Supplement, the Offered Debt Securities will be convertible into Preferred or Common Stock of the Company or issued as part of Units of Offered Debt Securities and other Securities. If the Offered Debt Securities are to be issued as part of Units of Debt Securities and other Securities or may be issued in exchange for Preferred Stock, the Prospectus Supplement will describe any applicable material federal income tax consequences.

     The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete. Except to the extent set forth in the Prospectus Supplement with respect to a particular issue of Debt Securities, the Indentures are substantially identical, except for the provisions relating to subordination, including the fact that senior subordinated Debt Securities will rank senior to the subordinated Debt Securities.

GENERAL

     The Indenture for the Offered Debt Securities will not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur, except as may be provided in the accompanying Prospectus Supplement. The Debt Securities will be unsecured senior, senior subordinated or subordinated obligations of the Company, as set forth in the accompanying Prospectus Supplement.

     The Company is a holding company, which currently conducts its operations through subsidiaries. In addition to the subordination described under "Subordination of Senior Subordinated and Subordinated Debt Securities" below and as may be described in the accompanying Prospectus Supplement, this effectively subordinates the Debt Securities to all indebtedness (including trade payables) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors (including third persons who have the benefit of guarantees given by the subsidiary), except to the extent the Company may itself be a creditor with recognized claims against the subsidiary. However, in that case the claims of the Company would still be effectively junior to any indebtedness of the subsidiary to the extent the holders of that indebtedness are entitled to the benefit of security interests in the assets of the subsidiary, as well as to any indebtedness of that subsidiary which is senior to any debt or other claims held by the Company. In addition, amounts which may from time to time be outstanding under the Company's $400 million principal debt facility are guaranteed by subsidiaries of the Company that hold substantially all of its consolidated assets. The Debt Securities, including any senior Debt Securities, will not be so guaranteed. As a result, the holders of that debt outstanding under the Company's principal debt facility will have a claim against the assets of the Company's subsidiaries before those assets are available to make payments due on the Debt Securities.

     Also, because the Company is a holding company, it is dependent on dividends or other distributions from its subsidiaries to make payments on its indebtedness, including the Debt Securities. Such dividends or other distributions to the Company may be subject to state law, which can restrict the ability of a corporation to pay dividends or make other distributions to its shareholders and which protect the rights of creditors of a corporation, including third persons who have the benefit of guarantees given by the corporation, in the event of improperly made dividends or distributions, as well as to present or future contractual or regulatory restrictions that could materially restrict the ability of the subsidiaries to make such payments to the Company. The accompanying Prospectus Supplement discloses, to the extent material to the Company, any contractual restrictions on the ability of the subsidiaries of the Company to make dividends, loans or advances to the Company that exist at the date of that Prospectus Supplement. Except as may be described in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will not restrict the Company's ability to enter into contracts in the future that limit the ability of the Company's subsidiaries to make dividends, loans or advances to it. Payments to the Company from its subsidiaries also are contingent upon the earnings of such subsidiaries and are subject to various business considerations, such as the working capital needs of the subsidiaries.

     Reference is made to the accompanying Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Debt Securities): (a) the specific designation, aggregate principal amount, purchase price and denomination; (b) the date of maturity; (c) the interest rate or rates (or the method by which such rate will be determined), if any; (d) the date from which interest will accrue and dates on which any such interest will be payable; (e) the rights of the Company to defer interest, if any; (f) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (g) whether the Offered Debt Securities are senior, senior subordinated or subordinated (including junior subordinated) Debt Securities; (h) any redemption, repayment or sinking fund provisions; (i) any obligation of the Company to offer to purchase the Offered Debt Securities in the event of a Change of Control (as defined) of the Company; (j) whether the Offered Debt Securities are convertible into Preferred Stock or Common Stock and the terms of the security into which they are convertible (see "Description of Capital Stock"), the conversion price, other terms related to conversion and any anti-dilution protections; (k) whether the Offered Debt Securities will be sold as part of Units consisting of Offered Debt Securities and other Securities; (l) any applicable material federal income tax consequences; and (m) any other material specific terms of the Offered Debt Securities, including any material additional events of default or covenants provided for with respect to the Offered Debt Securities and any material terms that may be required by or advisable under applicable laws or regulations.

     Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate or as part of Units consisting of Debt Securities and other Securities may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any Debt Securities as to which the Company has the right to defer interest, the holders of such Debt Securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement.

GLOBAL DEBT SECURITIES

     If any Debt Securities are represented by one or more Global Securities, the applicable Prospectus Supplement will describe the terms of the depositary arrangement with respect to such Global Securities.

SUBORDINATION OF SENIOR SUBORDINATED AND SUBORDINATED DEBT SECURITIES

     The senior subordinated and subordinated Debt Securities will be subordinate and junior in right of payment, to the extent and in the manner to be set forth in the Indenture, to all "Senior Debt" of the Company. Except to the extent set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities that are senior subordinated or subordinated Debt Securities will define "Senior Debt" as all present or future "Indebtedness" (defined below) created, incurred, assumed or, to the extent described below, guaranteed by the Company (and all renewals, extensions or refundings thereof), unless the instrument under which such Indebtedness is created, incurred, assumed or guaranteed provides that such Indebtedness is not senior or superior in right of payment to the Offered Debt Securities in question; provided, however, that Senior Debt shall not include (a) any Indebtedness of the Company to any of its subsidiaries, (b) any trade payables of the Company or (c) except to the extent set forth or referred to in the accompanying Prospectus Supplement, guarantees by the Company of Indebtedness outstanding at the date hereof or that may be outstanding in the future.

     Each Senior Subordinated Debt Indenture will provide that the Company will not issue any Indebtedness that is subordinated in right of payment to any Senior Debt of the Company and is senior in right of payment to the Debt Securities covered by the Senior Subordinated Debt Indenture. No Subordinated Debt Indenture will contain a similar provision. Except as may otherwise be provided in the accompanying Prospectus Supplement, "Indebtedness" will be defined in the Indenture for the Offered Debt Securities to mean any indebtedness of a person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), evidenced by bonds, notes, debentures or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property or interest therein (except any such balance that constitutes a trade payable), all capitalized lease obligations and all direct or indirect obligations that arise as a result of claims under or drawings pursuant to surety, performance, completion or maintenance bonds.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets: (a) holders of Senior Debt will be entitled to be paid in full before payments may be made on senior subordinated and subordinated Debt Securities and the holders of senior subordinated and subordinated Debt Securities will be required to pay over their share of such distributions to the holders of Senior Debt until such Senior Debt is paid in full (except to the extent, if at all, that holders of senior subordinated and subordinated Debt Securities may receive securities that are subordinated to the same extent the senior subordinated and subordinated Debt Securities are subordinated to Senior Debt); (b) in addition, holders of senior subordinated debt will be entitled to be paid in full before payments may be made on subordinated Debt Securities and holders of subordinated Debt Securities will be required to pay over their share of such distributions to the holders of senior subordinated debt until such senior subordinated debt is paid in full (except to the extent, if at all, that holders of subordinated Debt Securities may receive securities that are subordinated to the same extent the subordinated Debt Securities are subordinated to senior subordinated debt); and
(c) creditors of the Company who are not holders of senior subordinated or subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of the senior subordinated or subordinated Debt Securities, and creditors of the Company who are not holders of subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than holders of subordinated Debt Securities. Accordingly, such subordination may result in a reduction or elimination of payments to the holders of all senior subordinated and subordinated Debt Securities or all subordinated Debt Securities.

     Except as may otherwise be described in the accompanying Prospectus Supplement, no payment of principal or interest with respect to any of the Offered Debt Securities that are senior subordinated or subordinated Debt Securities may be made, nor may the Company acquire any Offered Debt Securities that are senior subordinated or subordinated Debt Securities, in each case except as set forth in the Indenture for such Offered Debt Securities, if any default with respect to Senior Debt that permits the acceleration of the maturity of any Senior Debt occurs and is continuing and such default is either the subject of judicial proceedings or the Company receives notice (a "Default Notice") of the default from a holder of Senior Debt entitled to give such a notice. By reason of these provisions, in the event of a default on any Senior Debt of the Company that is presently existing or may be incurred in the future, payments of principal of and interest and premium, if any, on the Offered Debt Securities that are senior subordinated or subordinated Debt Securities may not be permitted until such Senior Debt is paid in full. However, except as may otherwise be described in the accompanying Prospectus Supplement, the Company may resume payments in respect of the Offered Debt Securities that are senior subordinated or subordinated Debt Securities and may acquire such senior subordinated or subordinated Debt Securities if (a) 179 days pass after the Default Notice is given, if the default with respect to such Senior Debt is not then the subject of judicial proceedings, or (b) the default with respect to such Senior Debt is cured or waived and, in each case described in the foregoing clauses (a) and (b), the terms of the Indenture otherwise permit the payment or acquisition of such Offered Debt Securities at the time in question. The Company's principal credit facility restricts the acquisition by the Company of its subordinated indebtedness, including any senior subordinated or subordinated Debt Securities, prior to the term of the principal credit facility as it may be extended from time to time, and the Indentures for the Company's $100 million of 9 3/4% Senior Subordinated Debentures, $100 million of 9% Senior Subordinated Debentures and $150 million of 9 3/4% Senior Subordinated Debentures due 2008 restrict the acquisition, prior to March 1, 2003, February 15, 2006 and January 15, 2008, respectively, of subordinated Debt Securities issued pursuant to the Subordinated Debt Indenture. The Prospectus Supplement or the information incorporated herein by reference sets forth the approximate amount of Senior Debt and Senior Subordinated Debt outstanding as of the end of the most recent fiscal quarter of the Company.

CERTAIN COVENANTS OF THE COMPANY

     AFFIRMATIVE COVENANTS. In addition to such other covenants, if any, as may be described in the accompanying Prospectus Supplement and except as may otherwise be set forth therein, the Indenture for the Offered Debt Securities will require the Company, subject to certain limitations described therein, to, among other things, do the following: (a) deliver to the Trustee copies of all reports filed with the Commission; (b) deliver to the Trustee annual officers' certificates with respect to the Company's compliance with its obligations under that Indenture; (c) maintain its corporate existence subject to the provisions described below relating to mergers and consolidations; and (d) pay its taxes when due except where such taxes are being contested in good faith. Except as may be set forth in the accompanying Prospectus Supplement, the Indentures will not restrict the business or operations of the Company or its subsidiaries, limit their indebtedness or prohibit any liens, charges or other encumbrances on any properties or other assets they may have from time to time.

     DIVIDENDS AND OTHER PAYMENTS. Except as may otherwise be provided in the accompanying Prospectus Supplement and except as may otherwise be set forth in the Indenture for the Offered Debt Securities, that Indenture will generally prohibit the Company from making a "Restricted Payment" (defined below) if, at the time of the Restricted Payment, (a) an Event of Default (as defined) has occurred under the Indenture and is continuing or would occur as a consequence of the Restricted Payment or (b) if, upon giving effect to the Restricted Payment, the aggregate amount expended for all Restricted Payments exceeds the sum of (i) a specified percentage of the aggregate consolidated net earnings of the Company accrued during certain fiscal quarters, (ii) the aggregate net proceeds received by the Company from the issuance or sale of capital stock of the Company, (iii) the amount expended by the Company for the purchase, redemption or other acquisition or retirement for value of any preferred stock of the Company plus (iv) the amount set forth in the accompanying Prospectus Supplement. Except as may be otherwise provided in the accompanying Prospectus Supplement, a "Restricted Payment" will be defined as any of the following: (1) declaring or paying any dividend on, or making any distribution to the holders of, any shares of the Company's capital stock, other than dividends or distributions payable in "Equity Interests" (defined as equity securities or securities with a right to acquire equity securities (other than convertible debt securities) of the Company) or (2) purchasing, redeeming or otherwise acquiring or retiring for value any Equity Interests.

     CHANGE OF CONTROL. Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that, if a Change of Control occurs, the Company will be obligated to offer to purchase all outstanding Offered Debt Securities at a purchase price equal to 100 percent of the aggregate principal amount of the Debt Securities, plus accrued and unpaid interest to the date of purchase. Any offer to purchase Offered Debt Securities upon a Change of Control will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1. Any limitations on the Company's financial ability to purchase Offered Debt Securities upon a Change of Control will be described in the accompanying Prospectus Supplement. Except as may be otherwise provided in the accompanying Prospectus Supplement, a "Change of Control" will be defined in the Indenture for the Offered Debt Securities as any of the following: (a) all or substantially all of the Company's assets are sold as an entirety to any person or it engages in any merger, consolidation, sale of capital stock, sale of beneficial ownership interests or any other transactions as a result of which its shareholders immediately prior to such transactions own, directly or indirectly, in the aggregate less than 50 percent of the total voting power entitled to vote in the election of (i) its directors, if it is the surviving entity, or (ii) the directors, managers or trustees of (1) the surviving entity or (2) the purchaser of all or substantially all of its assets; or (b) any person acquires more than 50 percent of the total voting power entitled to vote for directors of the Company. Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Company's failure to comply with the Change of Control covenant as to the Offered Debt Securities will be an Event of Default under the Indenture for the Offered Debt Securities, as specified in the accompanying Prospectus Supplement. See "Events of Default" below. The meaning of the term "all or substantially all of the assets" has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at the time. Accordingly, there may be uncertainty as to whether a holder of Offered Debt Securities can determine whether a Change of Control has occurred and exercise any remedies such holder may have upon a Change of Control. Except as described above with respect to a Change of Control or as described in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will not afford holders of the Debt Securities protection in the event of a highly leveraged transaction, takeover, reorganization, restructuring, recapitalization, merger or similar transaction involving the Company that may adversely affect holders of the Debt Securities.

     MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE. Except as may otherwise be provided in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that the Company will not merge or consolidate with or into any other person and will not sell, lease or convey all or substantially all of its assets to any person, unless it is the continuing corporation, or the successor corporation or person that acquires all or substantially all of its assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all of the Company's obligations under the Offered Debt Securities and the Indenture for the Offered Debt Securities and, immediately after such merger, consolidation, sale, lease or conveyance, such person or such successor corporation is not in default in the performance of the covenants and conditions in the Indenture for the Offered Debt Securities. With respect to possible uncertainties concerning the meaning of the term "all or substantially all of the assets", the possible lack of protection in a highly leveraged merger or other transaction and related possible effects on holders of the Debt Securities, see "Change of Control" above.

REDEMPTION

     If and to the extent set forth in the accompanying Prospectus Supplement, the Company will have the right to redeem the Offered Debt Securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the accompanying Prospectus Supplement.

EVENTS OF DEFAULT

     Except as may be described in the accompanying Prospectus Supplement, an "Event of Default" will be defined under the Indenture for the Offered Debt Securities as being: (a) default for 30 days in payment of any interest on the Offered Debt Securities; (b) default in payment of any principal of the Offered Debt Securities, either at maturity (or upon any redemption), by declaration or otherwise; (c) default for 60 days after written notice in the performance of any other agreements or covenants in, or provisions of, the Offered Debt Securities or the Indenture for the Offered Debt Securities; (d) an event of default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company and certain of its subsidiaries (or the payment of which is guaranteed by the Company), other than non-recourse Indebtedness, if (i) either (1) such event of default results from the failure to pay any such Indebtedness at maturity and such default has not been cured or such acceleration rescinded or (2) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and
(ii) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at maturity or the maturity of which has been so accelerated and the acceleration of which has not been rescinded, equals or exceeds the amount specified in the accompanying Prospectus Supplement; (e) failure for 60 days to discharge final judgments against the Company and certain of its subsidiaries for the payment of money aggregating the amount specified in the accompanying Prospectus Supplement or more; and (f) certain events of bankruptcy, insolvency or reorganization.

     The Indenture for the Offered Debt Securities will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the Trustee or the holders of not less than 25 percent in principal amount of the Offered Debt Securities outstanding under the Indenture for the Offered Debt Securities, or such other amount as may be specified in the Prospectus Supplement, may then declare the principal of all Offered Debt Securities under that Indenture and interest accrued thereon to be due and payable immediately.

     Except to the extent otherwise stated in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will contain a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Offered Debt Securities before proceeding to exercise any right or power under that Indenture at the request of such holders. Subject to such provisions in the Indenture for the Offered Debt Securities for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the Offered Debt Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Except to the extent otherwise stated in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that no holder of Offered Debt Securities may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest) unless (a) such holder previously has given the Trustee written notice of the default and continuance thereof, (b) the holders of not less than 25 percent in principal amount of the Offered Debt Securities then outstanding have requested the Trustee to institute such action and offered the Trustee reasonable indemnity, (c) the Trustee has not instituted such action within 60 days of the request and (d) the Trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the Offered Debt Securities then outstanding under the Indenture.

     The Indentures and the Debt Securities will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Debt Securities or the Indentures. The Indentures and the Debt Securities will also each provide that each holder of the Debt Securities, by accepting the Debt Securities, waives and releases all such liability.

DEFEASANCE AND DISCHARGE

     Except as may otherwise be provided in the accompanying Prospectus Supplement, the Company can discharge or defease its obligations under the Indenture for the Offered Debt Securities as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to holders of the Offered Debt Securities that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or United States Government Obligations (as defined in the Indenture for the Offered Debt Securities), or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Offered Debt Securities.

     The Company may also discharge any and all of its obligations to holders of the Offered Debt Securities at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Offered Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen Offered Debt Securities or to maintain an office or agency in respect of such Offered Debt Securities and certain other obligations. Alternatively, the Company may be released with respect to the Offered Debt Securities from the obligations imposed by specific portions of the Indenture for the Offered Debt Securities (including the covenant described above limiting consolidations, mergers, asset sales and leases) and omit to comply with such provisions without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (a) the Company irrevocably deposits with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and interest on all outstanding Offered Debt Securities; (b) no Event of Default under the Indenture for the Offered Debt Securities has occurred and is then continuing;

(c) the defeasance or covenant defeasance will not result in an event of default under any agreement to which the Company is a party or by which it is bound; and
(d) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and that such defeasance or covenant defeasance will not otherwise alter such holders' federal income tax treatment of principal and interest payments on the Offered Debt Securities.

MODIFICATIONS TO THE INDENTURES

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Offered Debt Securities to, among other things: (a) add covenants, conditions and restrictions for the protection of the holders of Offered Debt Securities or to surrender any right of the Company; (b) cure any ambiguity or correct any inconsistency in the Indenture for the Offered Debt Securities; (c) make any change that does not adversely affect the legal rights of holders of Offered Debt Securities; (d) modify, eliminate or add to the provisions of the Indenture for the Offered Debt Securities to the extent necessary to qualify that Indenture under applicable federal statutes; or (e) make any other changes in the Indenture before Offered Debt Securities are issued thereunder, provided that such changes are not prohibited by the Trust Indenture Act.

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities also will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Offered Debt Securities outstanding, to add any provision to, change in any manner or eliminate any of the provisions of the Indenture for the Offered Debt Securities or modify in any manner the rights of the holders of the Offered Debt Securities so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Offered Debt Security affected thereby, do, among other things, any of the following: (a) reduce the amount of Offered Debt Securities whose holders must consent to an amendment, supplement or waiver with respect to the Indenture; (b) reduce the rate of or change the time for payment of interest on any Offered Debt Security; (c) reduce the principal of or change the fixed maturity of any Offered Debt Security; or (d) waive a default in the payment of the principal of, or interest on, any Offered Debt Security.

     The Indentures for senior subordinated or subordinated Offered Debt Securities may not be amended to alter the subordination of any outstanding senior subordinated or subordinated Debt Securities without the consent of each holder of Senior Debt and, as to subordinated Debt Securities, also senior subordinated debt then outstanding that would be adversely affected thereby.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company is the Trustee under the indenture for the Company's $150 million of 9 3/4% Senior Subordinated Debentures due 2008. Unless stated in the applicable Prospectus Supplement, (i) it or any other Trustee may also be the Trustee under any indenture for Offered Debt Securities and (ii) any Trustee or its affiliates may be a lender to the Company, including under its principal credit facility, and may time to time have lender or other business arrangements with the Company. The Indenture will contain certain limitations on the rights of the Trustee, should it or its affiliates then be creditors of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the Trustee must resign.

     The Holders of a majority in principal amount of the then outstanding Debt Securities issued under any Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under that Indenture, subject to certain exceptions. Unless otherwise stated in the applicable Prospectus Supplement, the Indentures will provide that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his, her or its affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under any Indenture at the request of any Holder, unless such Holder has offered the Trustee security and indemnity satisfactory to the Trustee.

GOVERNING LAW

     Unless otherwise specified in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities and the Offered Debt Securities will be governed by New York law.

                            DESCRIPTION OF WARRANTS

GENERAL

     Except as otherwise set forth in the accompanying prospectus supplement, the Warrants will be issued in fully registered form under a Warrant Agreement between the Company and the Warrant Agent named in the accompanying Prospectus Supplement (the "Warrant Agent"). The statements in this Prospectus relating to the Warrants and the Warrant Agreement are summaries and do not purport to be complete.

     Each Warrant will entitle the registered owner (the "Warrantholder") to purchase one share of Preferred or Common Stock, as set forth in the accompanying Prospectus Supplement, subject to the call provisions referred to below, from the time the Warrants are separately transferable until the date set forth in the accompanying Prospectus Supplement. The initial per share exercise price of the Warrants and the date on which the Warrants become separately transferable will be set forth in the applicable Prospectus Supplement.

     The Warrants can be exercised by surrendering to the Warrant Agent a Warrant certificate signed by the Warrantholder or his, her or its duly authorized agent indicating the Warrantholder's election to exercise all or a portion of the Warrants evidenced by the certificate. Surrendered Warrant certificates must be accomplished by payment of the aggregate exercise price of the Warrants to be exercised (the "Warrant Price"), which payment may be made in the form of cash or a cashier's check equal to the exercise price or, if and to the extent set forth in the accompanying Prospectus Supplement, the surrender of Debt Securities in denominations at least equal to the aggregate Warrant Prices or, if applicable, any combination of cash and such denominations of Debt Securities. If the principal amount of Debt Securities surrendered is in excess of the aggregate Warrant Price so paid, only a portion of such surrendered principal amount shall be accepted against payment of the Warrant Price and new Debt Securities shall be issued in the principal amount not so applied against the aggregate Warrant Price, provided that the amount of such excess is $1,000 or an integral multiple thereof.

     Certificates evidencing duly exercised Warrants shall be delivered by the Warrant Agent to the transfer agent for the Preferred or Common Stock, as applicable. Upon receipt thereof, the transfer agent will be obligated to deliver or cause to be delivered, to or upon the written order of the exercising Warrantholders, certificates representing the number of shares of Preferred or Common Stock so purchased. If fewer than all of the Warrants evidenced by any certificate are exercised, the Warrant Agent will be obligated to deliver to the exercising Warrantholder a new Warrant certificate representing the unexercised Warrants.

     To the extent set forth in the accompanying Prospectus Supplement, the Warrant Price and the number of shares of Preferred or Common Stock purchasable upon the exercise of each Warrant are subject to adjustment in certain events, including: (i) the issuance of a stock dividend to holders of Preferred Stock or Common Stock (whichever the Warrants are exercisable for) or a combination, subdivision, or reclassification of the Preferred Stock or the Common Stock (whichever the Warrants are exercisable for); (ii) the issuance of rights, warrants or options or securities convertible into, or exchangeable for, the Preferred Stock or the Common Stock (whichever the Warrants are exercisable for), that are distributed to all holders of the Company's outstanding Preferred or Common Stock (whichever the Warrants are exercisable for) entitling them to subscribe for or purchase Preferred or Common Stock; and (iii) any distribution by the Company to the holders of its Preferred or Common Stock (whichever the Warrants are exercisable for) of evidences of indebtedness of the Company or of assets (excluding, if and to the extent set forth in the accompanying

Prospectus Supplement, certain cash dividends or distributions). To the extent set forth in the accompanying Prospectus Supplement, no adjustment in the number of shares purchasable upon exercise of the Warrants or in the Warrant Price will be required until cumulative adjustments require an adjustment of at least one percent thereof. In addition, unless the accompanying Prospectus Supplement states to the contrary, the Company may, at its option, reduce the Warrant Price at any time. No fractional shares will be issued upon exercise of Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable.

     Notwithstanding the foregoing, unless the accompanying Prospectus Supplement states to the contrary, in case of any consolidation, merger or sale or conveyance of the property of the Company and its subsidiaries as a whole, including a consolidation or merger in which the Company is the continuing corporation and in which all or a majority of the Preferred and Common Stock outstanding immediately prior to the consolidation or merger is converted into consideration other than capital stock (or the right to receive such consideration), the holder of each outstanding Warrant shall have the right to exercise the Warrant for the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Preferred and Common Stock for which such Warrant was exercisable immediately prior thereto.

     Adjustments to the Warrant Price (and, possibly, adjustment to the number of shares of Preferred or Common Stock purchasable upon the exercise of each Warrant), or the failure to make such adjustments, may in certain circumstances result in distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of the Warrants or to holders of shares of Preferred or Common Stock issued upon exercise thereof. The Company will reserve the right (but will not be obligated) to make such adjustments to the Warrant Price or in the number of shares of Preferred or Common Stock purchasable upon the exercise of each Warrant, in addition to those required in the foregoing provisions, as it shall determine to be advisable in order that certain stock-related distributions which may hereafter be made by the Company to its stockholders after the date of the accompanying Prospectus Supplement shall not be taxable to them.

     If all or any portion of the Warrants are callable at the option of the Company, the call provisions, including the call price and the date through which the Warrants may be exercised, will be set forth in the accompanying Prospectus Supplement. If upon expiration the unexercised Warrants will convert into Preferred or Common Stock, the manner and rate of such conversion will be set forth in the accompanying Prospectus Supplement.

     Holders of Warrants are not entitled, by virtue of being holders, to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, to vote at any such meeting or to exercise any rights whatsoever as stockholders of the Company. The Warrant Agreement and the Warrants will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability under the Warrants or the Warrant Agreement. The Warrant Agreement and the Warrants will also each provide that each holder of the Warrants, by accepting the Warrants, waives and releases all such liability.

     Unless otherwise specified in the accompanying Prospectus Supplement, the Warrant Agreement and the Warrants will be governed by New York law.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value, of which 17,566,609 shares of Common Stock (exclusive of treasury shares) were issued and outstanding on June 30, 1997. No shares of Preferred Stock were outstanding at that date.

COMMON STOCK

     Subject to the rights of holders of any outstanding Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time lawfully determine. At the date of this Prospectus the payment of dividends on the Common Stock is limited by provisions of the Indentures for the Company's $100 million of 9 3/4% Senior Subordinated Debentures due March 1, 2003, $100 million of 9% Senior Subordinated Debentures due February 15, 2006 and $150 million of 9 3/4% Senior Subordinated Debentures due 2008 and its principal credit facility.

     Each holder of Common Stock is entitled to one vote for each share held by him. Holders of Common Stock are not entitled to cumulate votes for the election of directors. The Common Stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to shareholders as such are to be distributed ratably among the holders of the Common Stock at that time outstanding. The Common Stock presently outstanding is, and the Common Stock issued upon conversion of the Debt Securities, exercise of the Warrants (upon payment in full of the Warrant exercise price) or conversion of any convertible Preferred Stock offered hereby, as the case may be, will be, fully paid and nonassessable. The Common Stock is listed on the New York and Pacific Stock Exchanges.

PREFERRED STOCK

     The authorized shares of Preferred Stock are issuable, without further shareholder approval, in one or more series as determined by the Board of Directors, with such rights, privileges and preference as are fixed by the Board of Directors, including dividend, liquidation and other rights preferred over the Common Stock, subject to the restrictions in the Indentures and credit facility referred to above. The Preferred Stock issuable upon exercise of any Warrants exercisable for Preferred Stock (upon payment in full of the Warrant exercise price) or conversion of any Debt Securities convertible into Preferred Stock will be fully paid and nonassessable. The Preferred Stock may be convertible and, if so convertible, may be converted into one or both of Common Stock and Debt Securities. The Preferred Stock may also be exchangeable, at the option of the Company, for Debt Securities (see "Description of Debt Securities"). If Preferred Stock or Warrants exercisable for Preferred Stock are being offered or if the Preferred Stock is exchangeable for Debt Securities, the accompanying Prospectus Supplement will describe the rights, privileges, preferences and restrictions of such Preferred Stock (including, without limitation, the designation, the number of authorized shares of the series in question, the dividend rate (or method of calculation), any voting rights, conversion rights, anti-dilution protections, exchangeability provisions and terms of the Debt Securities that are exchangeable for the Preferred Stock, any redemption provisions, liquidation preferences and any sinking fund provisions). If fractional interests in shares of Preferred Stock may be issued, there will be a depositary for the shares of Preferred Stock involved and the applicable Prospectus Supplement will describe the terms of the depositary arrangement and related matters.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. The Company may sell Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as Company agents, to offer and sell the Securities upon such terms and conditions as may be set forth in the Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities.

     The Debt Securities, the Preferred Stock and the Warrants will be new issues of securities with no established trading market. Any underwriters or agents to or through which Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any Debt Securities, Preferred Stock or Warrants.

                             CERTAIN LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the Debt Securities, Preferred Stock, Common Stock and Warrants covered by this Prospectus. The partner of Gibson, Dunn & Crutcher LLP who has primary responsibility for that firm's work in connection with the Registration Statement beneficially owns 15,000 shares of the Common Stock. Certain legal matters in connection with offerings made by this Prospectus may be passed on for any underwriters by counsel named in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedules of Del Webb Corporation and subsidiaries as of June 30, 1997 and 1996, and for each of the years in the three-year period ended June 30, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

                              4 PICTURES INCLUDED

No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any Debentures in any jurisdiction to any person to whom it is not lawful to make such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct at any time subsequent to the date hereof.

                               TABLE OF CONTENTS
------------------------------------------------------

                             PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary........     S-3
Risk Factors.........................    S-10
Use of Proceeds......................    S-14
Capitalization.......................    S-14
Description of the Debentures........    S-15
Certain Federal Tax Matters..........    S-36
Underwriting.........................    S-38
Certain Legal Matters................    S-39

                 PROSPECTUS

Available Information................       2
Incorporation of Certain Documents by
  Reference..........................       2
The Company..........................       3
Use of Proceeds......................       3
Consolidated Ratio of Earnings to
  Fixed Charges......................       3
Description of Debt Securities.......       3
Description of Warrants..............      11
Description of Capital Stock.........      12
Plan of Distribution.................      13
Certain Legal Matters................      14
Experts..............................      14

PROSPECTUS SUPPLEMENT                                               May   , 1998

                                  $200,000,000

                                [DEL WEBB LOGO]

                                 % Senior Subordinated

                             Debentures due
                          SBC WARBURG DILLON READ INC.

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                       "STICKER USED FOR UNITED KINGDOM"

                       FOR UNITED KINGDOM PURCHASERS ONLY

     There are restrictions on the offer and sale of securities in the United Kingdom. No action has been taken to permit the Debentures to be offered to the public in the United Kingdom. This document may only be issued or passed on in or into the United Kingdom to any person to whom the document may lawfully be issued or passed on by reason of, or of any regulation made under, section 58 Financial Services Act 1986. It is the responsibility of all persons under whose control or into whose possession this document comes to inform themselves about and to ensure observance of all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 in respect of anything done in relation to the Debentures in, from or otherwise involving, the United Kingdom.

                            "WRAP FOR USE IN CANADA"

                              DEL WEBB CORPORATION

         PRIVATE PLACEMENT IN CANADA OF SENIOR SUBORDINATED DEBENTURES

THE OFFERING

     The Senior Subordinated Debentures (the "Debentures") being offered in Canada are part of an offering of $200,000,000 of Debentures of Del Webb Corporation (the "Company").

     Attached hereto is a copy of the Prospectus dated October 29, 1997 and accompanying Prospectus Supplement filed with the Securities and Exchange Commission in the United States regarding the offering being made in the United States. The offering in Canada is being made solely in the Provinces of Ontario, Manitoba, Saskatchewan and Alberta.

RESALE RESTRICTIONS

     The distribution of Debentures in Canada is being made on a private placement basis. Accordingly, any resale of such Debentures must be made in accordance with an exemption from the registration and prospectus requirements of applicable securities laws, which vary depending on the province. Purchasers of the Debentures are advised to seek legal advice prior to any resale of the Debentures.

REPRESENTATION BY PURCHASERS

     Confirmations of the acceptance of offers to purchase the Debentures will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser who receives a purchase confirmation will, by the purchaser's receipt thereof, be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase such Debentures without the benefit of a prospectus qualified under such securities laws.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary is a general discussion of the principal Canadian federal income tax considerations generally applicable to a purchaser of Debentures pursuant to this Offering who, for the purposes of the Income Tax Act (Canada)(the "Act"), is resident in Canada, deals at arm's length with the Company, is not a financial institution to which the mark-to-market rules may be applicable and holds the Debentures as capital property.

     This summary is based on the current provisions of the Act and the regulations thereunder, all specific proposals to amend the Act and the regulations announced or released by the Minister of Finance, Canada prior to the date hereof and the published administrative practices of Revenue Canada. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial, or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein.

     THIS SUMMARY IS NOT EXHAUSTIVE OF ALL FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF DEBENTURES IN LIGHT OF THE HOLDER'S PARTICULAR CIRCUMSTANCES. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF DEBENTURES, AND NO REPRESENTATION WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, PROSPECTIVE PURCHASERS OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     All amounts relating to the acquisition, holding or disposition of Debentures and the inclusion in income of interest thereon in a taxation year must be converted into Canadian dollars for the purposes of the Act and the regulations thereunder at the exchange rate applicable to the relevant time or taxation year.

     INTEREST: A holder of a Debenture that is a corporation, a partnership, a unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in income for a taxation year all interest on the Debenture accrued to the holder to the end of that taxation year, or that became receivable or was received by the holder before the end of that taxation year, to the extent that such interest was not included in the holder's income for a preceding taxation year. A Canadian-controlled private corporation (as defined in the Act) may also be liable to pay a 6 2/3% refundable tax on certain investment income, including interest and "taxable capital gains". (See "Capital Gains and Capital Losses" below for a discussion of taxable capital gains.) Any other holder of a Debenture (other than a holder referred to above) will be required to include in income for a taxation year the amount of interest received or receivable on the Debenture in that taxation year (depending upon the method regularly followed by the holder in computing income) and will be required to include in income any interest that accrued to the holder on a Debenture up to any anniversary day (as defined in the Act) in that year to the extent that such interest was not included in the holder's income for the year or a preceding taxation year.

     On a redemption or repurchase of a Debenture by the Company at or before maturity, or on an assignment or other transfer of a Debenture, a holder will generally be required to include in income for the taxation year in which the redemption, repurchase, assignment or other transfer occurs, an amount equal to the accrued and unpaid interest on the Debenture to the date of such redemption, repurchase, assignment or other transfer, to the extent that such amount has not otherwise been included in the holder's income for the year or a preceding taxation year. In such circumstances, a holder of a Debenture will also be entitled to deduct the amount, if any, by which the amount included in income as interest pursuant to the Act and the regulations exceeds all amounts received or receivable that can reasonably be considered to be in respect of interest on the Debentures.

     CAPITAL GAINS AND CAPITAL LOSSES: Where a holder of a Debenture disposes of a Debenture (including on the redemption by the Company), the holder will realize a capital gain (or a capital loss) to the extent the holder's proceeds of disposition of the Debenture exceed (or are less than) the aggregate of (i) the amount of accrued and unpaid interest on the Debenture included in the holder's income to the date of the disposition, (ii) the holder's adjusted cost base of the Debenture, and (iii) reasonable costs of disposition.

     Three-quarters of any capital gain (a "taxable capital gain") will be included in the holder's income and three-quarters of any such capital loss will be deductible from taxable capital gains in accordance with the provisions of the Act. A capital gain realized by an individual may give rise to liability for alternative minimum tax.

     FOREIGN TAX CREDITS: Subject to certain limitations, a holder may be entitled to claim a credit or a deduction in computing such holder's Canadian tax liability for any United States withholding or other income tax payable by the holder in respect of interest received on, or any gain realized on a disposition of, the Debentures.

     FOREIGN PROPERTY: The Debentures will be "foreign property" for the purposes of the tax imposed on certain deferred income plans under Part XI of the Act.

ENFORCEMENT OF LEGAL RIGHTS

     ONTARIO: The Debentures being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the Company's directors and officers and the experts named in the Prospectus and Prospectus Supplement may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

     SASKATCHEWAN: The Securities Act, 1988 (Saskatchewan) provides purchasers with certain statutory rights of action, including: (a) if the prospectus or any amendment thereto contains a misrepresentation, which was a misrepresentation at the time of purchase (i) a right of action for damages or rescission against the Company and any Selling Stockholders, (ii) a right of action for damages against every promoter and director of the Company or any Selling Stockholders, as the case may be, who was a promoter or director at the time the prospectus or any amendment thereto was sent or delivered and (iii) a right of action for damages against the dealer from whom the Debentures were purchased; (b) a right of action for damages against any individual who makes a verbal misrepresentation to such Saskatchewan purchaser prior to or contemporaneously with the purchase of Debentures; (c) a right to void the agreement to purchase the Debentures and recover the purchase price if the Debentures are sold in contravention of the Act, the regulations under the Act or a decision of the Saskatchewan Securities Commission; and (d) a right of action for damages or rescission if a copy of this notice, the attached Prospectus or Prospectus Supplement, or any amendment to either of them, was not delivered to such purchaser before the Debentures were subscribed for.

     An action for damages must be started by the earlier of (a) one year after the investor first had knowledge of the facts giving rise to the action or (b) six years after the date of the transaction that gave rise to the action. An action for rescission must be commenced by 180 days after the date of the transaction that gave rise to the action.

     The rights available to Saskatchewan purchasers are in addition to and without derogation from any other right or remedy which such purchasers may have at law, are intended to correspond to the provisions of the Act and are subject to the defences contained therein.